Exhibit 99(a)

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements pertain to matters such as our current intent, business plan, targets, belief or expectations or the current belief or current expectations of our management with respect to our results of operations, financial condition, and capital and liquidity position, and contain words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk,” “will,” “may” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those which are aimed, anticipated, believed, estimated, expected, intended or planned as expressed or implied in or by such forward-looking statements. Factors that could cause such differences include, without limitation, developments in the economic, market, competitive, regulatory and other business environment, and our inability to implement business strategies, which may adversely affect our results of operations, financial condition, and capital and liquidity position, including, among other things, increases in our credit and other costs and declines in the value of our investment portfolio. For a more detailed description of such risks and uncertainties, please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents filed with or submitted to the U.S. Securities and Exchange Commission. Given these and other risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of the filing of this document. We are under no obligation, and disclaim any obligation, to update or alter our forward- looking statements, whether as a result of new information, future events or otherwise unless required by law.

FINANCIAL REVIEW
Introduction
We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are the holding company for MUFG Bank, Ltd., or “BK,” Mitsubishi UFJ Trust and Banking Corporation, or “TB,” Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (through Mitsubishi UFJ Securities Holdings Co., Ltd., an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses, and credit card businesses, and provide related services to individuals primarily in Japan, the United States, Thailand and Indonesia and to corporate customers around the world.
For the purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for otherwise specifically identified information, including business segment information, risk-adjusted capital ratios, leverage ratios, total loss-absorbing capacity, or TLAC, ratios, liquidity coverage ratios, or LCRs, and net stable funding ratios, or NSFRs. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.
In this Report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown except for the capital ratios, capital components, risk-weighted assets, leverage ratios, TLAC ratios, LCRs and NSFRs of MUFG and its domestic subsidiaries, which are rounded down and truncated to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.
Our fiscal year ends on March 31 of each year. The “current six-month period” as used in this Report means the six-month period from April 1, 2021 to September 30, 2021.
Business Environment
Our results of operations and financial condition are exposed to changes in various external economic factors, including:
•general economic conditions,

•interest rates,

•foreign currency exchange rates, and

•stock prices.
COVID-19 Pandemic
The COVID-19 pandemic has significantly impacted global economic conditions and the environment in which we operate our businesses and is expected to continue to affect economic growth to varying and fluctuating degrees depending on the region and the industry. We intend to continue to closely monitor, and endeavor to effectively deal with, further developments relating to the pandemic. For more information, see "Item 3.D. Key Information―Risk Factors" and "Item 5. Operating and Financial Review and Prospects" as well as "Forward-Looking Statements" in our most recent annual report on Form 20-F.
General Economic Conditions
The global economy in the first half of the fiscal year ending March 31, 2022 gradually started to recover from the significant downturn experienced in the previous fiscal year as public health restrictions were relaxed and economic activity began to resume following progress in coronavirus vaccinations. However, the global economy still remains uncertain due to concerns over further deterioration in the pandemic, including increases in infection rates with mutant virus strains and low vaccination coverage rates especially in emerging countries.
Japan’s economy showed a mixture of positive and negative trends during the six-month period ended September 30, 2021. Japan’s real gross domestic product, or GDP, improved by 0.4% for the quarter ended June 30, 2021, and contracted by 0.9% for the quarter ended September 30, 2021, on a quarter-on-quarter basis. These fluctuations mainly reflected the gradual resumption of economic activity followed by decreases in durable goods consumption and exports due to a shortage of semiconductors resulting in reductions in production of automobiles and other goods. On a year-on-year basis, Japan’s real GDP improved by 7.6% for the quarter ended June 30, 2021 and by 1.4% for the quarter ended September 30, 2021. Japan’s Consumer Price Index, or CPI, fluctuated between negative 0.8% and positive 0.4% on a month-on-month basis and between negative 1.1% and positive 0.2% on a year-over-year basis during the six months ended September 30, 2021. The unemployment rate in Japan remained low while slightly increasing to 3.1% in May 2021 and subsequently decreasing to 2.8% in September 2021. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2021 and September 2021 was 2,938, a 25.7% decrease from the same period of the previous fiscal year. The total liabilities of companies that filed for legal bankruptcy during the six months ended September 30, 2021 were ¥578 billion, a decrease of 3.8% from the same period of the previous fiscal year. The Japanese economy remains subject to the impact of the COVID-19 pandemic, continuing deflationary pressure, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, downward pressure on private consumption, and various other factors that could adversely affect economic conditions in Japan.
The U.S. economy continued on a recovering trend during the six months ended September 30, 2021, with U.S. real GDP improving by 6.7% for the quarter ended June 30, 2021 and by 2.0% for the quarter ended September 30, 2021, on a quarter-on-quarter annualized basis. On a year-on-year basis, U.S. real GDP improved by 12.2% for the quarter ended June 30, 2021 and by 4.9% for the quarter ended September 30, 2021. The unemployment rate improved to 4.8% in September 2021 but still remained relatively high, particularly compared to 3.5% in February 2020 immediately before the onset of the pandemic. The long-term prospects of the U.S. economy remain uncertain in light of the impact of the COVID-19 pandemic, changes in the political leadership and the government’s economic, monetary, trade and foreign relations policies, and various other factors.

The Eurozone economy also exhibited signs of recovery during the six months ended September 30, 2021, with Eurozone real GDP improving by 2.1% for the quarter ended June 30, 2021 and by 2.2% for the quarter ended September 30, 2021, on a quarter-on-quarter basis. On a year-over-year basis, Eurozone real GDP improved by 14.2% for the quarter ended June 30, 2021 and by 3.7% for the quarter ended September 30, 2021. The unemployment rate in the Eurozone improved to 7.4% in September 2021 compared to 8.6% in September 2020. The Eurozone economy remains subject to various uncertainties, including the impact of the COVID-19 pandemic, the process and ramifications of the United Kingdom’s withdrawal from the European Union, concerns over Italy’s fiscal policy and health, and other factors.
In Asia excluding Japan, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrializing Economies) generally improved but the economic improvement remained relatively modest during the six months ended September 30, 2021. The economic conditions of these regions remain subject to various uncertainties, including the impact of the COVID-19 pandemic and fluctuations in the global and local economies as well as geopolitical developments.
Interest Rates
Interest rates remained at historical low levels in Japan under the Bank of Japan’s monetary policy. The yield on 10-year Japanese government bonds fluctuated between 0.006% and 0.126% during the six months ended September 30, 2021. In March 2020, the Bank of Japan introduced a package of COVID-19 emergency measures, including those designed to facilitate corporate financing through lending up to ¥8.0 trillion yen against corporate debt collateral at a 0% interest rate with maturities up to one year and to increase the limit on purchases of commercial paper and corporate bonds by ¥2.0 trillion to ¥7.4 trillion. In April 2020, the Bank of Japan expanded the emergency measure package by raising the lending limit to ¥23.0 trillion while adding household debt as eligible collateral, increasing the limit on purchases of commercial paper and corporate bonds by ¥13.0 trillion to ¥20.4 trillion, and eliminating the limit on purchases of Japanese government bonds. In December 2021, the Bank of Japan announced plans to scale down the emergency measure package by terminating the corporate and household financing program for large corporate and household debt at the end of March 2022, while extending the program for small and medium-sized enterprise debt until the end of September 2022, and gradually reducing the commercial paper and corporate bond purchase limit to ¥5.4 trillion after the end of March 2022.
In the United States, the Federal Open Market Committee decided in December 2021 to maintain the federal funds rate at the current near-zero level while the Committee announced that the current median projection by FRB members for the federal funds rate at the end of calendar year 2022 is 0.9%. In addition, the Committee decided to reduce the monthly pace of its net asset purchase by $20 billion for Treasury securities and $10 billion for agency mortgage-backed securities, and also announced that similar reductions in the pace of net asset purchase would likely be appropriate each month. The 10-year U.S. Treasury bond yield decreased from 1.742% at the end of March 2021 to 1.488% at the end of September 2021, while fluctuating between 1.173% and 1.742% during the period. The yield currently fluctuates around 1.5%.

Foreign Currency Exchange Rates
The Japanese yen depreciated against the U.S. dollar from ¥110.71 to the U.S. dollar as of March 31, 2021 to ¥111.92 to the U.S. dollar as of September 30, 2021. The Japanese yen has been fluctuating around ¥114 to the U.S. dollar since October 2021.
The Japanese yen was on a generally depreciating trend against the euro during the six months ended September 30, 2021, with the exchange rate being ¥129.86 to the euro as of September 30, 2021 compared to ¥129.80 to the euro as of March 31, 2021. The Japanese yen has been fluctuating around ¥130 to the euro since October 2021.
The Japanese yen was on a generally appreciating trend against the Thai baht during the six months ended September 30, 2021, with the exchange rate being ¥3.30 to the Thai baht as of September 30, 2021 compared to ¥3.54 to the Thai baht as of March 31, 2021. The Japanese yen has been fluctuating around ¥3.50 to the Thai baht since October 2021.
Stock Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥29,178.80 on March 31, 2021 to ¥29,452.66 on September 30, 2021. The closing price of the Nikkei Stock Average reached ¥30,467.75, the highest closing price since August 1990, on February 16, 2021. The closing price of the Nikkei Stock Average has been fluctuating around ¥29,000 since October 2021.
Recent Developments
During the current six-month period, we continued to engage in transactions to ensure adequate capital base and structure, while pursuing strategies to improve our capital management and streamline our group companies. Japan faces some challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. The environment we operate in has been affected by issues including the COVID-19 pandemic, growing awareness of environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector. These developments are changing the business environment in significant ways and with unprecedented speed. MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth. Under our medium-term business plan for the three years starting in the fiscal year ending March 31, 2022, we aim to leverage our financial and digital strengths to provide value to our stakeholders around the world.
Implementation of Share Repurchase Program and Cancellation of Purchased Shares

We resolved at a meeting of Board of Directors held on November 15, 2021 to repurchase up to the lesser of 300,000,000 shares of our common stock and ￥150.0 billion from November 16, 2021 to March 31, 2022. Under this share repurchase program, we repurchased 35,600,900 shares of our common stock for ￥22,604,804,687 in November 2021. Based on the Japanese GAAP information used to calculate our capital ratios as of September 30, 2021, we estimate that, assuming we repurchase shares of our common stock for ￥150.0 billion pursuant to this program, each of our Common Equity Tier 1 capital ratio, our Tier 1 capital ratio and our total capital ratio would decline by approximately 0.1 percentage point. Also, we cancelled 300,000,000 shares of treasury stock on November 30, 2021.

We intend to agilely engage in repurchases of shares of our own stock as a means to return profits to shareholders and improve capital efficiency, taking into account our business performance and capital position, opportunities for growth investments, and market conditions including stock prices. As a general policy, we intend to cancel treasury shares to the extent that such shares exceed approximately 5% of our total issued shares (including treasury shares).
Issuances and Repurchases of TLAC Eligible Senior Debt Securities
During the six months ended September 30, 2021 we issued €0.5 billion, or ¥64.9 billion, and $6.0 billion, or ¥671.5 billion, aggregate principal amount of external TLAC eligible senior debt securities. In October 2021, we issued $3.0 billion, or ¥332.7 billion aggregate principal amount of external TLAC eligible senior debt securities. In November 2021, we issued, in a public offering in Japan, ¥100.0 billion aggregate principal amount of external TLAC eligible senior debt securities.

As of September 30, 2021, our external TLAC ratios were 20.03% on a risk-weighted assets basis and 9.22% on a leverage exposure basis. We are required to maintain external TLAC ratios of 16% on a risk-weighted assets basis and 6% on a leverage exposure basis as of September 30, 2021 and 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis from March 31, 2022. See “Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2021.
Issuances of Basel III-Compliant Domestic Subordinated Bonds
In October 2021, we issued, in a public offering in Japan, ¥40.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator.
Agreement to Sell MUFG Union Bank and Invest in Shares of U.S. Bancorp
In September 2021, we agreed to the sale of all shares in MUFG Union Bank, N.A., our wholly-owned primary operating subsidiary in the United States, to U.S. Bancorp. The businesses of MUFG Union Bank that we will transfer to U.S. Bancorp exclude the Global Corporate & Investment Banking (GCIB) business, the Global Markets business to the extent related to the GCIB business and certain assets and liabilities etc. that are part of shared middle and back office functions etc. The transaction value is expected to be approximately $17.6 billion consisting of $8.0 billion of consideration to be paid by U.S. Bancorp in the form of $5.5 billion in cash and 44,374,155 shares of U.S. Bancorp and $9.6 billion of capital to be distributed through a dividend or share repurchase by MUFG Union Bank prior to the closing of the transaction. We expect to own approximately 2.9% of U.S. Bancorp’s outstanding shares immediately after the transaction. The closing of the transaction is expected to occur in the first half of calendar year 2022, subject to certain conditions, including the approval from relevant regulators. Through this transaction, we aim to maximize shareholder value by improving our capital efficiency.
For financial information relating to MUFG Union Bank, see Note 2 to our unaudited condensed consolidated financial statements.
Mitsubishi UFJ NICOS System Integration Plan
In April 2021, Mitsubishi UFJ NICOS announced a plan to integrate its credit card settlement systems that have been maintained separately for various credit card brands. Based on a fundamental review of its system integration plan in March 2019, Mitsubishi UFJ NICOS plans to integrate the systems currently used for the DC credit card brand and the NICOS credit card brand into the system currently used for the MUFG card brand. The plan has an estimated budget of approximately ¥140.0 billion through the end of calendar year 2030. The plan may be modified to flexibly respond to changes in the business environment.
Critical Accounting Estimates
Our unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP. Certain accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include our allowance for credit losses, allowance for repayment of excess interest, impairment on goodwill, and valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on Form 20-F for the fiscal year ended March 31, 2021

Results of Operations

	Six months ended September 30,
	2020	2021	% Change
	(in billions, except percentages)
Interest income	¥1,486.9	¥1,251.7	(15.8)%
Interest expense	456.5	272.3	(40.4)
Net interest income	1,030.4	979.4	(4.9)
Provision for (reversal of) credit losses	209.8	(10.8)	(105.2)
Non-interest income	1,857.2	1,507.4	(18.8)
Non-interest expense	1,531.7	1,447.1	(5.5)
Income before income tax expense	1,146.1	1,050.5	(8.3)
Income tax expense	366.1	293.7	(19.8)
Net income before attribution of noncontrolling interests	¥780.0	¥756.8	(3.0)%
Net income attributable to noncontrolling interests	3.1	19.2	N/M
Net income attributable to Mitsubishi UFJ Financial Group	¥776.9	¥737.6	(5.1)%

Net income attributable to Mitsubishi UFJ Financial Group decreased 5.1% mainly due to a decrease in non-interest income reflecting smaller net gains from marketable equity securities because the increases in Japanese stock prices were smaller during the current six-month period compared to the same period of the prior fiscal year.

Net interest income decreased 4.9% mainly because U.S. and Japanese interest rates were lower during the current six-month period compared to the same period of the prior fiscal year as the central banks of major economies, including the FRB, maintained their near-zero interest rate policies in response to the COVID-19 pandemic. The average interest rate on total interest-earning assets declined 0.20 percentage points. On foreign interest-earning assets, in particular, the average interest rate declined 0.44 percentage points. In addition, the average balance of foreign interest-earning assets decreased 1.0%.

Reversal of credit losses was recorded for the current six-month period mainly due to improvements in economic trends in Japan and the United States having a positive impact on the corporate loan portfolios of MUFG Bank and MUFG Union Bank.

Non-interest income decreased 18.8% primarily due to the decrease in net gains on marketable equity securities discussed above and a decrease in trading account profits reflecting net losses on interest rate and other derivatives contracts, while non-interest expense decreased 5.5%.

Net Interest Income

	Six months ended September 30,
	2020			2021			% Change		Change
	Average balance	Interest income (expense)	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate 2021 minus 2020 (percentage points)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥166,497.0	¥420.2	0.50%	¥174,355.8	¥416.7	0.48%	4.7%	(0.9)%	(0.02)
Foreign	101,868.7	1,066.7	2.09	100,862.1	835.0	1.65	(1.0)	(21.7)	(0.44)
Total	¥268,365.7	¥1,486.9	1.11%	¥275,217.9	¥1,251.7	0.91%	2.6%	(15.8)%	(0.20)
Financed by:
Interest-bearing liabilities:
Domestic	¥193,950.2	¥(159.7)	0.16%	¥209,902.5	¥(129.0)	0.12%	8.2%	(19.2)%	(0.04)
Foreign	66,537.0	(296.8)	0.89	69,021.2	(143.3)	0.41	3.7	(51.7)	(0.48)
Total	260,487.2	(456.5)	0.35	278,923.7	(272.3)	0.19	7.1	(40.4)	(0.16)
Non-interest-bearing liabilities (assets)	7,878.5			(3,705.8)			(147.0)
Total	¥268,365.7		0.34%	¥275,217.9		0.20%	2.6%		(0.14)
Net interest income and interest rate spread		¥1,030.4	0.76%		¥979.4	0.72%		(4.9)%	(0.04)
Net interest income as a percentage of total interest-earning assets			0.77%			0.71%			(0.06)

The following table shows details of the annualized interest rate spread by asset and liability category for the six months ended September 30, 2020 and 2021.

	Six months ended September 30,
	2020			2021			% Change		Change
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate 2021 minus 2020 (percentage points)
	(in billions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥47,511.8	¥30.4	0.13%	¥53,454.1	¥27.0	0.10%	12.5%	(11.1)%	(0.03)
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	20,052.6	64.6	0.64	16,328.0	16.7	0.20	(18.6)	(74.2)	(0.44)
Trading account assets	32,212.3	196.9	1.22	33,030.8	194.0	1.17	2.5	(1.4)	(0.05)
Investment securities	48,909.6	160.3	0.65	58,790.5	162.4	0.55	20.2	1.3	(0.10)
Loans	119,679.4	1,034.7	1.72	113,614.5	851.6	1.49	(5.1)	(17.7)	(0.24)
Total interest-earning assets	268,365.7	1,486.9	1.11	275,217.9	1,251.7	0.91	2.6	(15.8)	(0.20)
Non-interest-earning assets:
Cash and due from banks	40,132.6			53,272.7			32.7
Other non-interest-earning assets	29,652.7			43,218.7			45.7
Allowance for credit losses	(1,009.0)			(1,350.8)			33.9
Total non-interest-earning assets	68,776.3			95,140.6			38.3
Total assets	¥337,142.0			¥370,358.5			9.9%
Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥179,229.6	¥197.5	0.22%	¥192,523.2	¥111.9	0.12%	7.4%	(43.3)%	(0.10)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	31,051.6	75.5	0.48	27,671.8	15.9	0.11	(10.9)	(79.0)	(0.37)
Due to trust account, other short-term borrowings, and trading account liabilities	22,141.0	44.6	0.40	23,868.8	20.9	0.17	7.8	(53.2)	(0.23)
Long-term debt	28,065.0	138.9	0.99	34,859.9	123.6	0.71	24.2	(11.0)	(0.28)
Total interest-bearing liabilities	260,487.2	456.5	0.35	278,923.7	272.3	0.19	7.1	(40.4)	(0.16)
Non-interest-bearing liabilities	60,870.3			75,138.3			23.4
Total equity	15,784.5			16,296.5			3.2
Total liabilities and equity	¥337,142.0			¥370,358.5			9.9%
Net interest income and interest rate spread		¥1,030.4	0.76%		¥979.4	0.72%		(4.9)%	(0.04)
Net interest income as a percentage of total interest-earning assets			0.77%			0.71%			(0.06)

Net interest income decreased 4.9% primarily due to lower average interest rates on foreign interest-earning assets. Our average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) decreased 0.04 percentage points.

As the central banks of major economies, including the FRB, maintained their near-zero interest rate policies in response to the COVID-19 pandemic, U.S. and Japanese interest rates were lower during the current six-month period compared to the same period of the prior fiscal year. As a result, the average interest rate on foreign interest-earning assets decreased 0.44 percentage points, and foreign interest income decreased 21.7%. Foreign interest expense decreased 51.7% primarily as a result of a 0.48 percentage point decrease in the average interest rate on foreign interest-bearing liabilities. However, the impact of the interest rate decrease on foreign interest income was larger than the impact of the interest rate decrease on foreign interest expense because the average balance of foreign interest-earning assets was approximately 1.5 times the average balance of foreign interest-bearing liabilities. The average balance of foreign interest-bearing liabilities increased 3.7%, while the average balance of foreign interest-earning assets decreased 1.0% mainly due to lower volumes of loans.
Domestic interest income decreased 0.9% due to the lower average interest rate, despite a 4.7% increase in the average balance of domestic interest-earning assets, including investment securities, in particular short-term Japanese government bonds. Domestic interest expense decreased 19.2% mainly due to lower interest expenses on call money, funds purchased, and payables under repurchase agreements.
Provision for (reversal of) credit losses

We recorded ¥10.8 billion of reversal of credit losses for the current six-month period, compared to ¥209.8 billion of provision for credit losses for the same period of the prior fiscal year. Reversal of credit losses of ¥36.4 billion and ¥38.6 billion was recorded in the Commercial segment and in the MUFG Americas Holdings segment, respectively, while ¥42.8 billion of provision for credit losses was recorded in the Krungsri segment. Improving economic trends particularly in Japan and the United States had a positive impact on the Commercial segment and the MUAH segment, while worsening economic trends due to the resurgence of the COVID-19 pandemic in Thailand had a negative impact on the Krungsri segment. The Commercial segment was positively affected by improvements in the financial performance of large borrowers in the automobile-related industries as sales of automobiles began to recover. The MUFG Americas Holdings segment was positively affected by recent improvements in U.S. macroeconomic trends, which had a significantly positive impact on our wholesale loan portfolio. However, the Krungsri segment was negatively affected by the negative impact of the COVID-19 on our small and medium-sized enterprise loan portfolio and retail, including automobile and mortgage, loan portfolio although such negative impact was mitigated by the positive impact of government financial support measures and loan rescheduling pursuant to extended government guidance.

Non-Interest Income

	Six months ended September 30,
	2020	2021	% Change
	(in billions, except percentages)
Fees and commissions income:
Fees and commissions on deposits	¥26.2	¥25.8	(1.4)%
Fees and commissions on remittances and transfers	82.3	83.1	1.1
Fees and commissions on foreign trading business	29.2	33.9	16.1
Fees and commissions on credit card business	96.1	99.7	3.8
Fees and commissions on security-related services	121.6	132.2	8.7
Fees and commissions on administration and management services for investment funds	106.2	145.7	37.2
Trust fees	61.0	66.1	8.4
Guarantee fees	22.8	22.4	(1.6)
Insurance commissions	19.4	20.8	6.8
Fees and commissions on real estate business	13.9	20.4	46.5
Other fees and commissions	121.1	148.0	22.2
Total	699.8	798.1	14.0
Foreign exchange gains—net	69.4	5.4	(92.2)
Trading account profits—net:
Net profits (losses) on interest rate and other derivative contracts	6.9	(146.5)	N/M
Net profits on trading account securities, excluding derivatives	237.4	205.7	(13.3)
Total	244.3	59.2	(75.8)
Investment securities gains—net:
Net gains on sales of available-for-sale debt securities	0.9	43.7	N/M
Impairment losses on available-for-sale debt securities	(0.4)	(0.1)	77.4
Net gains from marketable equity securities	689.1	289.8	(57.9)
Other	(5.9)	1.9	131.2
Total	683.7	335.3	(51.0)
Equity in earnings of equity method investees—net	140.4	216.1	53.9
Other non-interest income	19.6	93.3	N/M
Total non-interest income	¥1,857.2	¥1,507.4	(18.8)%

Non-interest income decreased mainly due to decreases in net investment securities gains and net trading account profits partially offset by increases in fees and commissions income and net equity in earnings of equity method investees.
Fees and commissions income
Fees and commissions income increased primarily due to an increase in fees and commissions on administration and management services for investment funds. The increase was mainly attributable to higher performance fees reflecting strong investment returns of First Sentier Investors as well as an increase in fund administration revenue at the trust banking subsidiaries.

Net foreign exchange gains (losses)

	Six months ended September 30,
	2020	2021	% Change
	(in billions, except percentages)
Foreign exchange gains—net:
Net foreign exchange gains (losses) on derivative contracts	¥82.8	¥(7.2)	(108.7)%
Net foreign exchange gains (losses) on other than derivative contracts	224.0	(109.3)	(148.8)
Net foreign exchange gains (losses) related to the fair value option	(237.4)	121.9	151.4
Total	¥69.4	¥5.4	(92.2)%
Net foreign exchange gains (losses) consist of the following:
•Net foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes.

•Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each reporting period. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.

•Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. See Note 18 to our unaudited condensed consolidated financial statements.

Net foreign gains for the current six-month period decreased mainly due to net foreign exchange losses on other than derivative contracts reflecting the net negative impact of fluctuations in the foreign currency exchange rates on the Japanese yen translated amounts of assets and liabilities of our commercial banking subsidiaries as the Japanese yen depreciated against other major currencies on a spot rate basis between March 31, 2021 and September 30, 2021. The decrease in net foreign exchange losses on other than derivative contracts were substantially offset by an increase in net foreign exchange gains related to the fair value option applied to foreign currency-denominated trading account securities such as U.S. Treasury bonds as the Japanese yen depreciated against the U.S. dollar from ¥110.71 to the U.S. dollar as of March 31, 2021 to ¥111.92 to the U.S. dollar as of September 30, 2021, while the Japanese yen appreciated against the U.S. dollar during the same period of the previous fiscal year, resulting in net foreign exchange losses on U.S. dollar-denominated trading account securities under the fair value option for the same period.

Net trading account profits (losses)

	Six months ended September 30,
	2020	2021	% Change
	(in billions, except percentages)
Trading account profits—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥136.1	¥25.3	(81.7)%
Equity contracts	(37.1)	(115.1)	(210.1)
Credit derivatives	1.7	(35.2)	N/M
Other	(93.8)	(21.5)	77.4
Total	6.9	(146.5)	N/M
Net profits on trading account securities, excluding derivatives
Trading account securities	89.1	164.4	84.4
Trading account securities under the fair value option	148.3	41.3	(72.1)
Total	237.4	205.7	(13.3)
Total	¥244.3	¥59.2	(75.8)%
Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:
•trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and
•trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.
Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account profits for the current six-month period.
We generally do not separate, for financial reporting purposes, customer originated trading activities from non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed, and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits (losses) consist of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.
Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:
•Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;
•Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions; and
•Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.
Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits (losses) on trading account securities, excluding derivatives, consist of:
•Net profits (losses) on trading account securities, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities, or VIEs, are included in accordance with the applicable accounting rules.
•Net profits (losses) on trading account securities under the fair value option, which are classified into trading accounts profits (losses) in accordance with certain accounting rules.

The decrease in net trading account profits for the current six-month period mainly reflected an increase in net losses on equity contracts due to losses on equity option transactions with customers and a decrease in net profits on interest rate contracts due to losses on interest rate swaps at our securities subsidiaries. These negative impacts were partially offset by an increase in net profits on trading account securities reflecting profits on U.S. equity and fixed income trading at our securities subsidiaries.
Net investment securities gains (losses)
Net investment securities gains (losses) include net gains (losses) on sales of available-for-sale debt securities, impairment losses on available-for-sale debt securities, and net gains (losses) from marketable equity securities. Impairment loss on an available-for-sale debt security is recognized as part of investment securities losses if the fair value of such security is below its amortized cost basis and (1) such debt security is held by us with the intent to sell or (2) it is more likely than not that we will be required to sell such debt security before recovering its amortized cost basis. In other circumstances where the fair value of available-for-sale debt securities is less than the amortized cost basis, we recognize the credit component of the impairment loss as part of investment securities losses, and record an allowance for credit losses to the same extent, while recording the noncredit component of the impairment loss in accumulated other comprehensive losses. Net gains (losses) from marketable equity securities include net gains (losses) on sales of marketable equity securities as well as unrealized gains (losses) on such securities.
Net investment securities gains were ¥335.3 billion for the current six-month period, compared to ¥683.7 billion for the same period of the prior fiscal year. This was mainly because stock prices in Japan and the United States increased to smaller degrees during the current six-month period, compared to the same period of the prior fiscal year.
Net equity in earnings of equity method investees
Net equity in earnings of equity method investees for the current six-month period was ¥216.1 billion, compared to ¥140.4 billion for the same period of the prior fiscal year, reflecting higher earnings of our equity method investees of our banking subsidiaries and higher earnings of Morgan Stanley.

Non-Interest Expense

	Six months ended September 30,
	2020	2021	% Change
	(in billions, except percentages)
Salaries and employee benefits	¥607.2	¥639.0	5.2%
Occupancy expenses—net	89.6	84.2	(6.0)
Fees and commissions expenses	148.3	157.9	6.5
Outsourcing expenses, including data processing	146.7	152.1	3.7
Depreciation of premises and equipment	43.8	40.5	(7.5)
Amortization of intangible assets	123.2	129.5	5.2
Insurance premiums, including deposit insurance	42.8	47.4	10.7
Communications	30.2	28.8	(4.5)
Taxes and public charges	52.6	51.2	(2.7)
Impairment of goodwill	106.5	—	N/M
Reversal of off-balance sheet credit instruments	(36.6)	(6.4)	(82.5)
Other non-interest expenses	177.4	122.9	(30.8)
Total non-interest expense	¥1,531.7	¥1,447.1	(5.5)%
Non-interest expense decreased 5.5% mainly due to decreases in impairment of goodwill and other non-interest expenses.
Impairment of goodwill
We recognized ¥106.5 billion of impairment loss on goodwill relating to MUFG Americas Holdings for the six months ended September 30, 2020. Due to negative changes in the economic environment triggered by COVID-19, our previous cash flow forecasts for certain segments were revised downward. For the current six-month period, we did not recognize any impairment of goodwill.
Given the three-month difference between our consolidated reporting period and the reporting period of some of our subsidiaries, including MUFG Americas Holdings, our fair value assessment with respect to such subsidiaries after June 30 of each period is reflected in our consolidated financial statements for a period ending after September 30 of each period. See Note 1 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021.
Other non-interest expenses
Other non-interest expenses decreased ¥54.5 billion to ¥122.9 billion for the current six-month period compared to the same period of the prior fiscal year. The decrease was due to the absence of the impairment losses on operating lease assets recorded at foreign branches of MUFG Bank for the six-month period of the prior fiscal year.
Income Tax Expense

	Six months ended September 30,
	2020	2021	% Change
	(in billions, except percentages)
Income before income tax expense	¥1,146.1	¥1,050.5	(8.3)%
Income tax expense	366.1	293.7	(19.8)%
Effective income tax rate	31.9%	28.0%	—
Combined normal effective statutory tax rate	30.6%	30.6%	—
Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for the six months ended September 30, 2020 and 2021. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
For the six months ended September 30, 2021, the effective income tax rate was 28.0%, which was 2.6 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This lower effective income tax rate was partly due to lower tax rates applicable to income of subsidiaries, which resulted in a decrease of ¥15.0 billion in income tax expense and a decrease of 1.4 percentage points in the effective income tax rate for the six months ended September 30, 2021. Another factor contributing the lower effective income tax rate was foreign tax credit, which resulted in a decrease of ¥13.8 billion in income tax expense and a decrease of 1.3 percentage points in the effective income tax rate for the six months ended September 30, 2021.
For the six months ended September 30, 2020, the effective income tax rate was 31.9%, which was 1.3 percentage points higher than the combined normal effective statutory tax rate of 30.6%. This higher effective income tax rate was primarily due to foreign tax payments, which resulted in an increase of ¥31.5 billion in income tax expense and an increase of 2.8 percentage points in the effective income tax rate for the six months ended September 30, 2020. Another factor causing the higher effective income tax rate was the recognition of goodwill impairment losses discussed above, which had the effect of decreasing our income before income tax expense under U.S. GAAP by ¥27.9 billion and resulted in an increase of 2.4 percentage points in the effective income tax rate for the six months ended September 30, 2020, since such losses were not deductible in computing our taxable income under Japanese tax law. These impacts were partially offset by a decrease of 1.4 percentage points in the effective income tax rate resulting from our receipt of nontaxable dividends, which resulted in a decrease of ¥15.9 billion in income tax expense for the six months ended September 30, 2020. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.

Business Segment Analysis
We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision for (reversal of) credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 17 to our unaudited condensed consolidated financial statements. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.
We have reorganized our business groups (previously consisting of Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other) under our three-year medium-term business plan commencing on April 1, 2021, in light of changes in the business environment, including the digital shift in society. A new Digital Service Business Group was established on April 1, 2021 under the medium-term business plan mainly by separating the digital-based businesses that previously belonged to the Retail & Commercial Banking Business Group in an effort to better integrate the expertise and capabilities of our subsidiaries to respond to the needs of our customers more effectively and efficiently, and we changed our reporting segments to the current segmentation based on the reorganized business groups. We have changed the method of allocation of net revenue and operating expenses among reporting segments mainly in connection with the establishment of the Digital Service Business Group.
In addition. we made modifications to our internal management accounting rules and practices, effective April 1, 2021, including adjustments relating to the interest rate on core deposits in the Retail & Commercial Banking Business Group under the medium-term business plan. The adjustments resulted in a decrease in net revenue in the Retail & Commercial Banking Business Group and a corresponding, offsetting increase of the same amount in net revenue in Other.

These changes had the following impact on our previously reported business segment information for the six months ended September 30, 2020:

•increasing the operating profits of Other, the Global Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Global Markets Business Group by ¥6.5 billion, ¥2.4 billion, ¥0.9 billion and ¥0.9 billion, respectively, and
•reducing the operating profits of the Retail & Commercial Banking Business Group, the Asset Management & Investor Services Business Group and the Japanese Corporate & Investment Banking Business Group by ¥104.6 billion, ¥1.3 billion and ¥0.6 billion, respectively.
Prior period business segment information has been restated to enable comparison between the relevant amounts for the six months ended September 30, 2020 and 2021.

	Customer Business
Six months ended September 30, 2020	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Net revenue	¥365.4	¥251.9	¥252.2	¥415.4	¥138.2	¥199.6	¥1,622.7	¥464.8	¥8.6	¥2,096.1
BK and TB(1):	128.7	168.8	199.3	0.5	46.8	120.4	664.5	344.8	37.7	1,047.0
Net interest income	113.3	81.9	81.0	0.6	2.2	60.7	339.7	104.7	44.3	488.7
Net fees	14.1	78.7	95.7	—	44.7	67.5	300.7	1.4	(29.4)	272.7
Other	1.3	8.2	22.6	(0.1)	(0.1)	(7.8)	24.1	238.7	22.8	285.6
Other than BK and TB	236.7	83.1	52.9	414.9	91.4	79.2	958.2	120.0	(29.1)	1,049.1
Operating expenses	271.9	247.4	155.5	263.5	102.9	131.5	1,172.7	114.7	75.6	1,363.0
Operating profit (loss)	¥93.5	¥4.5	¥96.7	¥151.9	¥35.3	¥68.1	¥450.0	¥350.1	¥(67.0)	¥733.1

	Customer Business
Six months ended September 30, 2021	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Net revenue	¥364.5	¥287.5	¥264.7	¥376.8	¥176.1	¥231.5	¥1,701.1	¥280.8	¥31.6	¥2,013.5
BK and TB(1):	133.2	181.5	205.8	0.9	52.7	155.8	729.9	192.1	72.6	994.6
Net interest income	110.0	82.1	96.0	0.9	4.1	73.1	366.2	127.7	88.4	582.3
Net fees	20.2	90.0	87.3	—	48.6	82.3	328.4	(4.5)	(31.3)	292.6
Other	3.0	9.4	22.5	—	—	0.4	35.3	68.9	15.5	119.7
Other than BK and TB	231.3	106.0	58.9	375.9	123.4	75.7	971.2	88.7	(41.0)	1,018.9
Operating expenses	276.2	247.8	156.3	267.2	118.4	139.2	1,205.1	118.2	56.1	1,379.4
Operating profit (loss)	¥88.3	¥39.7	¥108.4	¥109.6	¥57.7	¥92.3	¥496.0	¥162.6	¥(24.5)	¥634.1

Note:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.
Digital Service Business Group—Covers digital-based non-face-to-face businesses servicing “mass-segment” customers, or retail customers and small and medium-sized enterprise customers, of Mitsubishi UFJ NICOS, other consumer finance companies, and MUFG Bank in Japan. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement and consumer financing products and services.

Net revenue decreased mainly due to decreases in consumer finance business and credit card revenue which were adversely affected by the COVID-19 pandemic. In addition, foreign exchange fees decreased since foreign exchange demand weakened in the COVID-19 environment. Money transfer revenue also decreased since customers shifted to internet banking where money transfer fees are lower than those for money transfers through branches or ATMs. The increase in operating expenses was primarily due to implementation of the sales channel reform as part of our digital transformation strategy for efficiency.

Retail & Commercial Banking Business Group—Covers the domestic retail and commercial banking businesses. This business group mainly offers retail customers (with a strategic focus on high net-worth individuals) and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to domestic and foreign exchange settlement services and wealth management solutions, including asset management, asset and business succession transfer and real estate services.

Net revenue increased mainly due to an increase in investment product sales as well as strong performance of our real estate business, derivative solutions business and primary capital markets business. In addition, our domestic small and medium-sized enterprise lending spread improved slightly. Operating expenses remained steady despite higher revenue-related expenses.

Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of our group companies. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers.

Net revenue increased mainly due to an increase in loan interest income reflecting an improvement in our lending spread as well as an increase in income from primary market securities transactions, while the solutions business was stagnant. The increase in operating expenses primarily resulted from the impact of foreign exchange translation on overseas expenses.

Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of MUFG Union Bank, Krungsri and, PT Bank Danamon Indonesia, Tbk. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region. Its revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized corporate customers of MUFG Union Bank, Krungsri and Bank Danamon.

Net revenue decreased mainly due to the lower net interest income in MUFG Union Bank and Krungsri reflecting declines in the policy interest rates in the United States and Thailand as well as a decrease in the automobile loan balance of Bank Danamon. The increase in operating expenses primarily resulted from expenditures for system development and regulatory compliance.

Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers. Its net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds.

Net revenue increased primarily due to an increase in performance fees reflecting strong investment returns as well as an increase in fund administration revenue from bundled services to global investors. The increase in operating expenses primarily resulted from additional personnel expenses to support increased business, especially overseas investor services.

Global Corporate & Investment Banking Business Group—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides non-Japanese large corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs. Its net revenue mainly consists of interest income from lending and deposit-taking operations, and fees and commissions from investment banking services and foreign exchange and derivatives services.

Net revenue increased mainly due to higher interest income from lending and deposit-taking operations reflecting an improvement in our lending spread as well as higher commissions reflecting an increase in project finance deals. The increase in operating expense was mainly due to implementation of recruitment and other operations enhancement projects which were planned for the previous fiscal year but were deferred to the current fiscal year.

Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.

Net revenue decreased mainly due to the absence of net gains on debt securities earned when interest rates declined in the previous fiscal year, a decrease in flow transactions in the customer business, and net losses on overseas securities. The increase in operating expense reflected the launch of a new long-term, diversified portfolio management strategy, partially offset by the impact of our cost reduction measures, including overseas personnel cost reductions.

Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Financial Condition
Total Assets
Our total assets as of September 30, 2021 were ¥353,793.1 billion, a decrease of ¥31.5 billion from ¥353,824.6 billion as of March 31, 2021, mainly due to a ¥9,191.5 billion decrease in net loans and a ¥1,509.8 billion decrease in call loans, funds sold, and receivables under resale agreements. These decreases were substantially offset by a ¥10,107.4 billion increase in assets classified as Other assets on our unaudited condensed consolidated balance sheets. The assets of MUFG Union Bank which will be transferred to U.S. Bancorp were reclassified as assets held for sale and included in Other assets on our unaudited condensed consolidated balance sheet as of September 30, 2021. Such assets were ¥11,708.5 billion consisting of ¥6,359.7 billion of loans, net of allowance for credit losses, ¥3,127.2 billion of investment securities, ¥1,288.5 billion of interest-bearing deposits in other banks and ¥933.1 billion of other assets.

Loan Portfolio
The following table sets forth our loans outstanding, before deduction of allowance for credit losses based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	March 31, 2021	September 30, 2021	% Change
	(in billions, except percentages)
Domestic:
Manufacturing	¥13,133.4	¥12,529.8	(4.6)%
Construction	764.0	692.5	(9.4)
Real estate	11,997.3	12,014.5	0.1
Services	2,909.0	2,735.8	(6.0)
Wholesale and retail	7,766.1	7,729.1	(0.5)
Banks and other financial institutions(1)	6,443.3	5,904.7	(8.4)
Communication and information services	1,407.7	1,336.4	(5.1)
Other industries	8,838.7	8,681.3	(1.8)
Consumer	15,066.9	14,826.8	(1.6)
Total domestic	68,326.4	66,450.9	(2.7)
Foreign:
Governments and official institutions	655.4	640.0	(2.3)
Banks and other financial institutions(1)	10,649.0	11,703.4	9.9
Commercial and industrial	29,574.1	27,672.3	(6.4)
Other	6,822.8	6,617.2	(3.0)
Total foreign	47,701.3	46,632.9	(2.2)
Unearned income, unamortized premium—net and deferred loan fees—net	(308.8)	(301.5)	2.4
Less: Loans in transferred business of MUFG Union Bank (2)	—	(6,431.8)
Total(3)	¥115,718.9	¥106,350.5	(8.1)%

Notes:
(1)Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)Represents loans in transferred business of MUFG Union Bank, which are included in Other assets on our unaudited condensed consolidated balance sheet at September 30, 2021. See Note 2 to our unaudited condensed consolidated financial statements for more information.
(3)The above table includes loans held for sale of ¥353.1 billion and ¥325.9 billion as of March 31, 2021 and September 30, 2021, respectively, which are carried at the lower of cost or fair value.

Our total loan balance as of September 30, 2021 decreased 8.1% compared to March 31, 2021. As of September 30, 2021, our total loans accounted for 30.1% of total assets, compared to 32.7% of total assets as of March 31, 2021. Our domestic loan balances decreased mainly due to repayments of loans which had temporarily increased due to the increased funding needs of customers who were negatively affected by the COVID-19 pandemic. The foreign loan balance decreased due to repayments by customers and a decrease in loan originations because of improvements in the economic environment, mainly in the United States. In addition, the loans of MUFG Union Bank to be transferred to U.S. Bancorp were reclassified as assets held for sale and included in Other assets on our unaudited condensed consolidated balance sheet as of September 30, 2021. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, between March 31, 2021 and September 30, 2021, domestic loans decreased from 58.9% to 58.8%, while foreign loans increased from 41.1% to 41.2%.
We classify our loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other based on the grouping to determine the allowance for credit losses. The Other segment consists primarily of Bank Danamon. We further classify the Commercial segment into Domestic and Foreign classes based on initial measurement attributes, risk characteristics, and method of monitoring and assessing credit risk.

Credit quality indicator

As of March 31, 2021:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥52,580.4	¥1,806.7	¥246.1	¥54,633.2
Foreign(2)	30,249.2	788.9	254.2	31,292.3
Total	¥82,829.6	¥2,595.6	¥500.3	¥85,925.5

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥13,116.6	¥66.2	¥13,182.8
Card	¥419.1	¥60.2	¥479.3

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥3,260.9	¥19.0	¥4,807.7	¥216.9	¥191.3	¥8,495.8

	Performing	Under- Performing	Non- Performing	Total(1)
	(in billions)
Krungsri	¥5,939.4	¥503.9	¥161.3	¥6,604.6

	Accrual	Nonaccrual	Total(1)
	(in billions)
Other	¥960.1	¥26.6	¥986.7

As of September 30, 2021:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥50,971.7	¥1,754.9	¥233.8	¥52,960.4
Foreign(2)	29,180.0	615.6	242.3	30,037.9
Total	¥80,151.7	¥2,370.5	¥476.1	¥82,998.3

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥12,909.2	¥59.8	¥12,969.0
Card	¥406.6	¥61.7	¥468.3

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(3)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥3,099.0	¥16.6	¥5,252.6	¥149.9	¥183.8	¥8,701.9

	Performing	Under- Performing	Non- Performing	Total(1)
	(in billions)
Krungsri	¥5,848.3	¥563.4	¥157.2	¥6,568.9

	Accrual	Nonaccrual	Total(1)
	(in billions)
Other	¥969.9	¥28.0	¥997.9

Notes:
(1)Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.
(3)These loans include loans in transferred business of MUFG Union Bank of ¥6,378.2 billion, which are included in Other assets on our unaudited condensed consolidated balance sheet at September 30, 2021. See Note 2 to our unaudited condensed consolidated financial statements for more information.
We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.
The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).
Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are troubled debt restructurings (TDRs) or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2021.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and the Other segment as well as consumer loans within the MUFG Americas Holdings segment. The accrual status of these loans is determined based on the number of delinquent payments.
Commercial loans within the MUFG Americas Holdings segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in a further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as Doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

Loans within the Krungsri segment are categorized as Performing, Under-Performing or Non-Performing based on their delinquency status. Loans categorized as Under-Performing generally represent those that have significant increases in credit risk since origination, including loans that are contractually past due 30 days or more. Loans categorized as Non-Performing generally represent those that have been impaired, including loans that are contractually past due 90 days or more.
For the Commercial, Residential and Card segments, credit quality indicators as of March 31, 2021 and September 30, 2021 are based on information as of March 31, 2021 and September 30, 2021 respectively. For the MUFG Americas Holdings, Krungsri and Other segments, credit quality indicators as of March 31, 2021 and September 30, 2021 are generally based on information as of December 31, 2020 and June 30, 2021, respectively.
Allowance for credit losses

Six months ended September 30, 2020:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥482.3	¥34.7	¥35.2	¥59.0	¥169.6	¥28.7	¥809.5
Effect of adopting new guidance on measurement of credit losses on financial instruments(1)	83.8	49.5	14.2	25.0	118.4	32.8	323.7
Provision for (reversal of) credit losses	37.2	(0.9)	8.8	89.8	47.5	27.4	209.8
Charge-offs	34.8	1.0	11.2	17.5	44.9	25.8	135.2
Recoveries collected	3.3	0.0	0.5	1.8	11.4	2.5	19.5
Net charge-offs	31.5	1.0	10.7	15.7	33.5	23.3	115.7
Other(2)	(4.0)	—	—	(1.7)	(10.8)	(2.3)	(18.8)
Balance at end of period	¥567.8	¥82.3	¥47.5	¥156.4	¥291.2	¥63.3	¥1,208.5

Six months ended September 30, 2021:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥734.6	¥82.9	¥44.2	¥131.8	¥293.4	¥61.5	¥1,348.4
Provision for (reversal of) credit losses	(36.4)	(6.9)	7.6	(38.6)	42.8	20.7	(10.8)
Charge-offs	36.1	1.4	8.7	9.4	46.4	30.0	132.0
Recoveries collected	6.4	0.0	0.7	3.3	11.7	5.6	27.7
Net charge-offs	29.7	1.4	8.0	6.1	34.7	24.4	104.3
Less: Loans in transferred business of MUFG Union Bank (3)	—	—	—	(72.1)	—	—	(72.1)
Other(2)	0.0	—	—	7.8	(0.1)	2.6	10.3
Balance at end of period	¥668.5	¥74.6	¥43.8	¥22.8	¥301.4	¥60.4	¥1,171.5

Notes:
(1)See Note 1 (Accounting Changes) to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021 for more information.
(2)Other is principally comprised of gains or losses from foreign exchange translation.
(3)Represents allowance for credit losses relating to loans in transferred business of MUFG Union Bank, which is included in Other assets in our unaudited condensed consolidated balance sheet at September 30, 2021. See Note 2 to our unaudited condensed consolidated financial statements for more information.
We recorded ¥10.8 billion of reversal of credit losses for the six months ended September 30, 2021, compared to ¥209.8 billion of provision for credit losses for the same period of the previous fiscal year. Our total allowance for credit losses as of September 30, 2021 was ¥1,171.5 billion, a decrease of ¥176.9 billion from ¥1,348.4 billion as of March 31, 2021. The total allowance for credit losses represented 1.10% of the total loan balance as of September 30, 2021, compared to 1.17% as of March 31, 2021.

Between March 31, 2021 and September 30, 2021, the balance of allowance for credit losses decreased in all of the segments except Krungsri. Improving economic trends particularly in Japan and the United States had a positive impact on the Commercial segment and the MUAH segment, while worsening economic trends due to the resurgence of the COVID-19 pandemic in Thailand had a negative impact on the Krungsri segment. In addition, the balance of allowance for credit losses in the MUAH segment decreased ¥72.1 billion representing the amount of allowance for credit losses relating to the loans of MUFG Union Bank to be transferred to U.S. Bancorp, which were reclassified as assets held for sale and included in Other assets on our unaudited condensed consolidated balance sheet at September 30, 2021. Significant trends in our portfolio segments are discussed below.

Commercial segment—We recorded ¥36.4 billion of reversal of credit losses for the six months ended September 30, 2021, compared to ¥37.2 billion of provision for credit losses for the same period of the previous fiscal year. This positive change was mainly due to improvements in the financial performance of large borrowers in the automobile-related industries as sales of automobiles began to recover. The ratio of loans classified as Close Watch to total loans decreased to 2.86% as of September 30, 2021 from 3.02% as of March 31, 2021. The ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans in the segment decreased to 0.57% as of September 30, 2021 from 0.58% as of March 31, 2021. The ratio of allowance for credit losses to the total loan balance in this segment decreased to 0.81% as of September 30, 2021 from 0.85% as of March 31, 2021.

MUFG Americas Holdings segment—We recorded ¥38.6 billion of reversal of credit losses for the six months ended September 30, 2021, compared to ¥89.8 billion of provision for credit losses for the same period of the previous fiscal year. This positive change mainly reflected recent improvements in U.S. macroeconomic indicators. Such improvements in economic trends had a significantly positive impact on our wholesale loan portfolio. The ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment decreased to 4.03% as of September 30, 2021 from 5.03% as of March 31, 2021. The ratio of allowance for credit losses to the total loan balance in this segment decreased to 0.98% as of September 30, 2021 from 1.55% as of March 31, 2021. These ratios reflect the reclassification of the loans of MUFG Union Bank as of September 30, 2021, discussed above.

Krungsri segment—We recorded ¥42.8 billion of provision for credit losses for the six months ended September 30, 2021, compared to ¥47.5 billion of provision for credit losses for the same period of the previous fiscal year. The provision recorded for the current six-month period reflected the negative impact of the resurgence of the COVID-19 pandemic in Thailand. Such negative impact on our small and medium-sized enterprise loan portfolio and retail, including automobile and mortgage, loan portfolio was mitigated by the positive impact of government financial support measures and loan rescheduling pursuant to extended government guidance. The ratio of loans classified as Under-Performing or below to total loans in the segment increased to 10.97% as of September 30, 2021 from 10.07% as of March 31, 2021. The ratio of allowance for credit losses to the total loan balance in this segment increased to 4.59% as of September 30, 2021 from 4.44% as of March 31, 2021.
We adopted the new guidance on measurement of credit losses on financial instruments on April 1, 2020. The new guidance replaces the incurred losses impairment methodology applied under the previous standard with a current expected credit loss model where adjustments are made to our allowance for credit losses based on management’s current estimate of expected credit losses on loans by considering a broader range of reasonable and supportable information, including macroeconomic variables such as GDP growth and unemployment rates, to estimate credit losses. In the immediately above tables, the “effect of adopting the new guidance on measurement of credit losses on financial instruments” represents the effect of application of the new guidance to our loan portfolio as of April 1, 2020, and the “provision for (reversal of) credit losses” for the six months ended September 30, 2020 and 2021 represents the amount of provision for, or reversal of, credit losses recorded under the new guidance for each period. Provision for, and reversal of, credit losses for the current six-month period mainly reflected management’s consideration of, among other information, expected changes in the impact of the COVID-19 pandemic on our loan portfolio as well as the impact of extensions of measurement periods used in our loss-forecasting models under the new guidance. For more information on the new guidance, see Note 1 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. See also “—Business Environment—Covid-19 Pandemic.”
When there is an improvement in asset quality, reversal of credit losses is recorded in our consolidated statements of income to maintain the allowance for credit losses at a level management deems appropriate. Although we reversed allowance for credit losses for certain loan portfolio segments in recent periods, we have historically provided for credit losses, and in future periods we may need to recognize a provision for credit losses. See “Item 3.D. Key Information—Risk Factors—Credit Risk—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.” in our annual report on Form 20-F for the fiscal year ended March 31, 2021."
Allowance policy
We apply the current expected credit loss model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information under Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments, to estimate credit losses. For more information on the current expected credit loss model, see Note 1 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021.
We maintain an allowance for credit losses to absorb probable losses inherent in the loan portfolio. We have divided our allowance for credit losses into six portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri and Other. Our allowance policy for the major portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings and Krungsri—is summarized below.

For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process, which are closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and are used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

    　For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2021.

For the Commercial, MUFG Americas Holdings and Krungsri segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances consist of (1) an allowance for loans individually evaluated for impairment, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for credit losses within the MUFG Americas Holdings segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolios in these segments have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.
For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021 and “—Critical Accounting Estimates—Allowance for Credit Losses” above.
We maintain an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is included in other liabilities. We have adopted for such instruments the same methodology as that which is used in determining the allowance for credit losses on loans.
Nonaccrual loans
We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings, Krungsri and Other segments, and six months or more with respect to loans within the Residential segment.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2021.

	March 31, 2021	September 30, 2021	% Change
	(in billions, except percentages)
Commercial	¥824.0	¥787.9	(4.4)%
Domestic	565.6	541.8	(4.2)
Foreign(1)	258.4	246.1	(4.8)
Residential	68.0	61.3	(9.8)
Card	60.2	61.7	2.5
MUFG Americas Holdings	73.7	75.4	2.2
Krungsri	161.3	157.2	(2.6)
Other	26.6	28.0	5.5
Total(2)	¥1,213.8	¥1,171.5	(3.5)%

Notes:
(1)Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.
(2)The above table does not include loans held for sale of ¥8.6 billion and ¥14.8 billion as of March 31, 2021 and September 30, 2021, respectively, and includes loans in transferred business of MUFG Union Bank of ¥55.0 billion at September 30, 2021. See Note 2 to our unaudited condensed consolidated financial statements for more information.
Total nonaccrual loans decreased ¥42.3 billion between March 31, 2021 and September 30, 2021, due to a decrease in the Commercial segment. The decrease in the Commercial segment was mainly due to improvements in the financial performance of large borrowers in the automobile-related industries as sales of automobiles began to recover.

Investment Portfolio
Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale debt securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities was 63.9% as of September 30, 2021, compared to 61.6% as of March 31, 2021 primarily due to an increase in the holding of short-term Japanese government bonds at MUFG Bank. We also hold Japanese government bonds that are classified as held-to-maturity debt securities, which accounted for 1.9% of the total investment securities as of September 30, 2021. Our total investment securities as of September 30, 2021 were ¥56,684.2 billion, a decrease of ¥560.3 billion as of March 31, 2021. The decrease was mainly because of the reclassification of held-to-maturity debt securities of ¥858.0 billion held by MUFG Union Bank as assets held for sale, which are included in Other assets.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2021 and September 30, 2021, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In May 2021, we announced that we would aim to reduce the balance of equity securities held for strategic purposes valued under Japanese GAAP by approximately ¥300.0 billion within three years. During the current six-month period, we sold down ¥460.0 billion of equity securities held in our strategic equity investment portfolio valued under Japanese GAAP. Various factors, including market conditions, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.

Debt Securities

	As of March 31, 2021			As of September 30, 2021			% Change
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost(2)	Fair value(3)	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions, except percentages)
Available-for-sale debt securities:
Japanese government and Japanese government agency bonds	¥35,166.2	¥35,273.2	¥107.0	¥36,114.4	¥36,215.0	¥100.6	2.7%	2.7%	(6.0)%
Japanese prefectural and municipal bonds	3,719.2	3,731.5	12.3	4,002.5	4,016.1	13.6	7.6	7.6	10.6
Foreign government and official institution bonds	2,854.0	2,927.0	73.0	3,343.7	3,392.3	48.6	17.2	15.9	(33.4)
Corporate bonds	1,123.3	1,134.3	11.0	1,077.9	1,089.3	11.4	(4.0)	(4.0)	3.6
Mortgage-backed securities	1,895.0	1,931.6	36.6	2,182.2	2,200.4	18.2	15.2	13.9	(50.6)
Asset-backed securities	1,373.5	1,384.5	11.0	1,387.8	1,402.7	14.9	1.0	1.3	35.7
Commercial paper	564.1	564.1	0.0	872.1	872.1	0.0	54.6	54.6	(7.7)
Other debt securities	168.5	171.6	3.1	169.4	177.1	7.7	0.5	3.2	151.3
Total available-for-sale debt securities	¥46,863.8	¥47,117.8	¥254.0	¥49,150.0	¥49,365.0	¥215.0	4.9%	4.8%	(15.4)%
Held-to-maturity debt securities(1)	¥3,903.8	¥3,939.1	¥35.3	¥4,129.6	¥4,171.7	¥42.1	5.8%	5.9%	18.9%

Notes:
(1)See Note 3 to our unaudited condensed consolidated financial statements for more details.
(2)Amortized cost amounts in the above table include those relating to Held-to-maturity debt securities of ¥858.0 billion in transferred business of MUFG Union Bank, which are included in Other assets in our unaudited condensed consolidated balance sheet at September 30, 2021. See Note 2 to our unaudited condensed consolidated financial statements for more information.
(3)Fair value amounts in the above table include those relating to Available-for-sale debt securities of ¥2,265.7 billion and Held-to-maturity debt securities of ¥866.8 billion in transferred business of MUFG Union Bank, which are included in Other assets in our unaudited condensed consolidated balance sheet at September 30, 2021. See Note 2 to our unaudited condensed consolidated financial statements for more information.
Net unrealized gains on available-for-sale debt securities decreased 15.4% primarily due to a decrease in net unrealized gains on foreign government and official institution bonds. Net unrealized gains on foreign government and official institution bonds decreased reflecting unrealized losses in MUFG Americas Holdings since U.S. long-term interest rates increased at the end of June 2021 compared to the end of December 2020. Net unrealized gains on mortgage-backed securities in MUFG Americas Holdings decreased also for the same reason.
The total amortized cost of available-for-sale debt securities increased 4.9% reflecting the increases in all categories of available-for-sale debt securities other than corporate bonds. The amortized cost of Japanese government and Japanese government agency bonds increased 2.7% mainly because of purchases of such bonds by our banking subsidiaries.

Equity Securities

	March 31, 2021	September 30, 2021(4)	% Change
	(in billions, except percentages)
Equity securities:
Marketable equity securities	¥5,759.5	¥5,836.7	1.3%
Nonmarketable equity securities:
Unlisted preferred securities(1)	159.3	155.0	(2.7)
Other(2)	258.5	274.9	6.4
Investment securities held by investment companies and brokers and dealers(3)	45.6	50.2	10.1
Total	¥6,222.9	¥6,316.8	1.5%

Notes:
(1)These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, and other unlisted preferred securities issued by several companies. Those securities are primarily carried at cost.
(2)These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.
(4)This table includes equity securities relating to transferred business of MUFG Union Bank, such as Marketable equity securities of ￥2.7 billion, which are included in Other assets on our unaudited condensed consolidated balance sheet at September 30, 2021. See Note 2 to our unaudited condensed consolidated financial statements for more information.
Equity securities increased 1.5% mainly because marketable equity securities increased slightly as the stock prices in Japan increased towards September 30, 2021. Marketable equity securities largely consist of listed equity securities in Japan. The decrease in unlisted preferred securities was primarily attributable to the reclassification of certain securities at MUFG Bank.
Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks increased ¥492.4 billion to ¥50,469.9 billion as of September 30, 2021 from ¥49,977.5 billion as of March 31, 2021. This increase was primarily because of an increase in deposits with the Bank of Japan.
Interest-earning deposits in other banks decreased ¥205.6 billion to ¥53,141.1 billion as of September 30, 2021 from ¥53,346.7 billion as of March 31, 2021. This decrease was mainly because of a decrease in deposits with other overseas banks due to the reclassification of such deposits held by MUFG Union Bank subject to the transfer described above as assets held for sale, which are included in Other assets.
Receivables under Resale Agreements

Receivables under resale agreements decreased ¥1,709.3 billion to ¥12,070.5 billion as of September 30, 2021 from ¥13,779.8 billion as of March 31, 2021. This decrease was mainly because of a decrease in short-term funding transactions following the temporary significant increase in funding needs in the market caused by the COVID-19 pandemic.
Trading Account Assets

Trading account assets increased ¥893.0 billion to ¥45,337.4 billion as of September 30, 2021 from ¥44,444.4 billion as of March 31, 2021. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities increased ¥3,042.5 billion to ¥35,505.5 billion as of September 30, 2021 from ¥32,463.0 billion as of March 31, 2021 mainly due to an increase in our trading securities portfolio denominated in foreign currencies primarily reflecting the foreign exchange translation impact. Trading derivative assets decreased ¥2,149.5 billion to ¥9,831.9 billion as of September 30, 2021 from ¥11,981.4 billion as of March 31, 2021 mainly due to long-term interest rate fluctuations in Japan.

Total Liabilities
As of September 30, 2021, total liabilities were ¥336,692.3 billion, a decrease of ¥887.8 billion from ¥337,580.1 billion as of March 31, 2021. This was primarily due to a decrease of ¥9,263.8 billion in total deposits and a decrease of ¥2,490.5 billion in trading account liabilities. These decreases were substantially offset by an increase of ¥11,380.6 billion in liabilities classified as Other liabilities on our unaudited condensed consolidated balance sheets. The liabilities of MUFG Union Bank which will be transferred to U.S. Bancorp were reclassified as liabilities held for sale and included in Other liabilities on our unaudited condensed consolidated balance sheet as of September 30, 2021. Such liabilities were ¥10,874.6 billion consisting of ¥9,933.0 billion of deposits and ¥941.6 billion of other liabilities.
Deposits
Deposits are our primary source of funds. The balance of deposits decreased ¥9,263.8 billion to ¥219,943.1 billion as of September 30, 2021 from ¥229,206.9 billion as of March 31, 2021. The decrease was mainly attributable to a decrease in foreign deposits due to the reclassification of the deposits of MUFG Union Bank as of September 30, 2021 described above.
The total average balance of interest-bearing deposits increased ¥13,293.6 billion to ¥192,523.2 billion for the six months ended September 30, 2021 from ¥179,229.6 billion for the same period of the previous fiscal year, mainly due to an increase in domestic deposits. The average balance includes the deposits relating to the business of MUFG Union Bank to be transferred to U.S. Bancorp.
Payables under Repurchase Agreements
Payables under repurchase agreements increased ¥921.4 billion to ¥25,489.3 billion as of September 30, 2021 from ¥24,567.9 billion as of March 31, 2021. This increase was mainly because of a slight increase in our short-term funding needs.
Other Short-Term Borrowings
Other short-term borrowings decreased ¥223.5 billion to ¥13,964.2 billion as of September 30, 2021 from ¥14,187.7 billion as of March 31, 2021. This decrease was mainly due to repayment of borrowings from the Bank of Japan by MUFG Bank.

Trading Account Liabilities
Trading account liabilities decreased ¥2,490.5 billion to ¥9,527.1 billion as of September 30, 2021 from ¥12,017.6 billion as of March 31, 2021. This decrease was mainly due to a decrease in foreign exchange derivatives caused by the depreciation of the Japanese yen against other major foreign currencies.
Long-term Debt
Long-term debt decreased ¥1,675.5 billion to ¥33,482.2 billion as of September 30, 2021 from ¥35,157.7 billion as of March 31, 2021. This decrease was mainly due to redemption of long-term debt by MUFG Bank. The average balance of long-term debt for the six months ended September 30, 2021 was ¥34,859.9 billion, an increase of ¥6,794.9 billion from ¥28,065.0 billion for the same period of the previous fiscal year. The average balance includes the long-term debt relating to the business of MUFG Union Bank to be transferred to U.S. Bancorp.
Sources of Funding and Liquidity
Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance, including MUFG Union Bank, increased to ¥231,239.5 billion for the current six-month period from ¥213,742.2 billion for the same period of the prior fiscal year. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, including MUFG Union Bank, combined with our average total equity of ¥16,296.5 billion, funded 66.8% of our average total assets of ¥370,358.5 billion during the current six-month period. Our deposits exceeded our loans before allowance for credit losses by ¥113,592.6 billion as of September 30, 2021 compared to ¥113,488.0 billion as of March 31, 2021. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The average balance of short-term borrowings, including MUFG Union Bank, for the current six-month period was ¥45,331.1 billion. The average balance of long-term debt, including MUFG Union Bank, for the current six-month period was ¥34,859.9 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.
Any downgrade of the credit ratings assigned to us or our major subsidiaries could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies. See “Item 3.D. Key Information—Risk Factors—Funding Liquidity Risk—A downgrade of our credit ratings could adversely affect our ability to access and maintain liquidity” in our annual report on Form 20-F for the fiscal year ended March 31, 2021.
We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. Our major banking subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined levels for certain periods (e.g., one-day, two-week and one-month). They also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and U.S. Treasury bonds, which can be used for cash funding even in periods of stress. In addition, they regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions.
We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios.
We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. We also regard deposits with the Bank of Japan as buffer assets. In addition, our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines and through a liquidity gap, or the excess of cash inflows over cash outflows.
Liquidity Requirements for Banking Institutions in Japan
We are required to calculate and disclose our LCR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in the calendar year 2019, we are required to maintain a minimum LCR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2021 and "Capital Adequacy—Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan" below.
Stable Funding Requirements for Banking Institutions in Japan

We are required to calculate and disclose our NSFR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in September 2021, we are required to maintain a minimum NSFR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Net Stable Funding Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2021 and “Capital Adequacy—Net Stable Funding Ratios of MUFG and Major Banking Subsidiaries in Japan” below.

Total Equity
The following table presents a summary of our total equity as of March 31, 2021 and September 30, 2021:

	March 31, 2021	September 30, 2021	% Change
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3	0.0%
Capital surplus	5,533.8	5,524.3	(0.2)
Retained earnings	8,829.5	9,406.5	6.5
Retained earnings appropriated for legal reserve	239.6	239.6	0.0
Unappropriated retained earnings	8,589.9	9,166.9	6.7
Accumulated other comprehensive losses, net of taxes	(289.5)	(81.5)	71.8
Treasury stock, at cost	(503.2)	(506.4)	(0.7)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,660.9	¥16,433.2	4.9%
Noncontrolling interests	583.6	667.6	14.4
Total equity	¥16,244.5	¥17,100.8	5.3%
Ratio of total equity to total assets	4.59%	4.83%
Capital Adequacy
We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our consolidated financial statements.
Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Ability to Meet Regulatory Capital Requirements—We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.” in our annual report on Form 20-F for the fiscal year ended March 31, 2021.
We continually monitor our risk-adjusted capital ratios, leverage ratio and TLAC ratios closely, and manage our operations in consideration of the capital requirements. Factors that affect some or all of these ratios include fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, and marketable securities, and fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies, as well as general price levels of Japanese equity securities.
Capital Requirements for Banking Institutions in Japan
Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated financial statements prepared under Japanese GAAP.
As of September 30, 2021, we were required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.01% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” in our annual report on Form 20-F for the fiscal year ended March 31, 2021.
We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of September 30, 2021, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.5 percentage points.

For a more detailed discussion of the applicable capital ratio requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan” in our annual report on Form 20-F for the fiscal year ended March 31, 2021. For information on the issuances of Additional Tier 1 securities, see also “Recent Developments—Issuances of Basel III-Compliant Domestic Subordinated Bonds.”
Leverage Requirements for Banking Institutions in Japan
Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of September 30, 2021, we were required to maintain a minimum leverage ratio of 3.00%. A G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge is expected to be applied to us in 2023. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2021.
TLAC Requirements for Banking Institutions in Japan
Our external TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015. External TLAC ratios are expressed as the ratio of external TLAC amount to risk-weighted assets or leverage exposure in accordance with the FSA guidance. We are required to maintain external TLAC ratios of 16% on a risk-weighted assets basis and 6% on a leverage exposure basis from March 31, 2019 and 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis from March 31, 2022. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2021. For information on the issuances of TLAC-qualified securities, see also “Recent Developments—Issuances of Senior Debt Securities for TLAC Purposes.”
Capital Ratios, Leverage Ratio and External TLAC Ratios of MUFG
The figures underlying the amounts and ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The amounts and ratios below are rounded down.

	As of March 31, 2021	Minimum ratios required(1)	As of September 30, 2021	Minimum ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥14,113.7		¥14,917.0
Additional Tier 1	1,869.0		1,872.5
Tier 1 capital	15,982.7		16,789.6
Tier 2 capital	2,686.7		2,443.0
Total capital	¥18,669.5		¥19,232.7
Risk-weighted assets	¥114,419.3		¥112,191.7
Capital ratios:
Common Equity Tier 1 capital	12.33%	8.50%	13.29%	8.51%
Tier 1 capital	13.96	10.00	14.96	10.01
Total capital	16.31	12.00	17.14	12.01
Leverage ratio(2)	5.45	3.00	5.74	3.00
External TLAC ratios
Risk-weighted assets basis(3)	18.94	16.00	20.03	16.00
Leverage exposure basis(2)	8.96	6.00	9.22	6.00

Notes:

(1)The minimum capital ratios required as of March 31, 2021 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a nil countercyclical buffer. The minimum capital ratios required as of September 30, 2021 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.01%.
(2)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
(3)The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of March 31, 2021 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a nil countercyclical buffer. The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of September 30, 2021 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.01%.
Management believes that, as of September 30, 2021, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of September 30, 2021 was higher compared to the ratio as of March 31, 2021 due to increases in retained earnings and other comprehensive income in addition to a decrease in risk-weighted assets. The decrease in risk-weighted assets mainly reflected smaller floor adjustments, which were adjustments made in accordance with prescribed formulae for the differences in exposures calculated under Basel I and Basel III.
Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The figures underlying the rations in the table below are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The ratios below are rounded down.

	As of March 31, 2021	As of September 30, 2021	Minimum ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	11.17%	12.05%	4.50%
Tier 1 capital ratio	12.76	13.69	6.00
Total capital ratio	15.04	15.81	8.00
Leverage ratio(1)	5.22	5.48	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	17.99	19.03	4.50
Tier 1 capital ratio	20.02	21.06	6.00
Total capital ratio	22.47	23.25	8.00
Leverage ratio(1)	7.53	7.75	3.00
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	10.66	11.47	4.50
Tier 1 capital ratio	12.42	13.31	6.00
Total capital ratio	14.60	15.32	8.00
Leverage ratio(1)	5.14	5.33	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	17.92	18.73	4.50
Tier 1 capital ratio	19.73	20.54	6.00
Total capital ratio	21.91	22.48	8.00
Leverage ratio(1)	8.95	9.28	3.00

Note:
(1)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
Management believes that, as of September 30, 2021, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The LCRs in the table below are calculated in accordance with Basel III as adopted by the FSA for the periods indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	Three months ended
	March 31, 2021(1)(4)	June 30, 2021(2)(4)	September 30, 2021(3)(4)
MUFG (consolidated)	168.4%	172.8%	173.8%
MUFG Bank (consolidated)	181.2	182.9	186.6
MUFG Bank (stand-alone)	193.3	194.3	199.4
Mitsubishi UFJ Trust and Banking (consolidated)	121.3	125.2	123.2
Mitsubishi UFJ Trust and Banking (stand-alone)	140.9	147.3	144.5

Notes:
(1)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2021 and March 31 2021 divided by the average amount of net cash outflows for the same sixty business days.
(2)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 1, 2021 and June 30, 2021 divided by the average amount of net cash outflows for the same sixty-one business days.
(3)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 1, 2021 and September 30, 2021 divided by the average amount of net cash outflows for the same sixty-one business days.
(4)The LCR is to be calculated as an average based on daily values in accordance with the Japanese banking regulations.
See “Sources of Funding and Liquidity.”
Net Stable Funding Ratios of MUFG and Major Banking Subsidiaries in Japan

The NSFRs in the table below are calculated in accordance with Basel III as adopted by the FSA as of the date indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

As of September 30, 2021
MUFG (consolidated)	127.8%
MUFG Bank (consolidated)	137.8
MUFG Bank (stand-alone)	147.7
Mitsubishi UFJ Trust and Banking (consolidated)	118.8
Mitsubishi UFJ Trust and Banking (stand-alone)	134.5
See "Sources of Funding and Liquidity."
Capital Requirements for Banking Institutions in the United States
In the United States, MUFG Americas Holdings and MUFG Union Bank are subject to various regulatory capital requirements administered by the U.S. Federal banking agencies. Failure to meet the applicable minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUFG Americas Holdings’ consolidated financial statements.
For a more detailed discussion of the applicable capital requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. See also Note 21 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021.
In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking are subject to the FRB’s requirements.

Capital Ratios of Banking Subsidiaries in the United States
The table below presents the risk-adjusted capital ratios of MUFG Americas Holdings and MUFG Union Bank, both subsidiaries of MUFG Bank, calculated in accordance with applicable U.S. banking regulations as of December 31, 2020 and June 30, 2021:

	As of December 31, 2020	Minimum capital ratios required as of December 31, 2020(1)	As of June 30, 2021	Minimum capital ratios required as of June 30, 2021(2)	Ratio OCC requires to be "well capitalized" as of June 2021
MUFG Americas Holdings:
Common Equity Tier I Capital (to risk-weighted assets)	15.28%	8.90%	15.89%	8.90%	—
Tier I capital (to risk-weighted assets)	15.28	10.40	15.89	10.40	—
Total capital (to risk-weighted assets)	16.29	12.40	16.58	12.40	—
Tier I capital (to quarterly average assets)(3)	9.56	4.00	9.74	4.00	—
MUFG Union Bank:
Common Equity Tier I Capital (to risk-weighted assets)	15.62%	7.00%	16.15%	7.00%	6.50%
Tier I capital (to risk-weighted assets)	15.62	8.50	16.15	8.50	8.00
Total capital (to risk-weighted assets)	16.68	10.50	16.90	10.50	10.00
Tier I capital (to quarterly average assets)(3)	11.12	4.00	11.23	4.00	5.00

Notes:
(1)As of December 31, 2020, the minimum capital requirement for MUFG Americas Holdings includes its standardized capital conservation buffer of 4.40%, and the requirement for MUFG Union Bank includes a capital conservation buffer of 2.50%.
(2)　　 As of June 30, 2021, the minimum capital requirement for MUFG Americas Holdings includes its standardized capital conservation buffer of 4.40%, and the requirement for MUFG Union Bank includes a capital conservation buffer of 2.50%.
(3)　 Excludes certain deductions.
Management believes that, as of June 30, 2021, MUFG Americas Holdings and MUFG Union Bank were in compliance with all capital adequacy requirements to which they were subject.
As of December 31, 2020 and June 30, 2021, the OCC categorized MUFG Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” MUFG Union Bank must maintain minimum ratios of Common Equity Tier I capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, Total capital to risk-weighted assets and Tier I capital to quarterly average assets as set forth in the table.
For further information, see Note 21 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021.
Capital Requirements for Securities Firms in Japan and Overseas
We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Act of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operational risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.
Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities
As of September 30, 2021, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥486.7 billion represented 273.1% of the total amounts equivalent to market, counterparty credit and operational risks. As of March 31, 2021, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥ 475.3 billion represented 275.4% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
For further information, see Note 21 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021.
Off-Balance Sheet Arrangements
In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. See Note 13 to our unaudited condensed consolidated financial statements for the details of the contractual or notional amounts of such commitments.
Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are VIEs. See Note 15 to our unaudited condensed consolidated financial statements for the details of the maximum exposures to non-consolidated VIEs.
Market Risk
To measure market risks, we use the VaR method which estimates changes in the market value of portfolios within a certain period by statistically analyzing past market data. The principal model used for these activities is a historical simulation, or HS, model. The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past.
VaR for Trading Activities. The VaR for our total trading activities in the six months ended September 30, 2021 measured using an HS-VaR model (holding period, one business day; confidence interval, 95%; and observation period, 250 business days) is presented in the table below. Expressed in terms of VaR, our market risk exposure as of September 30, 2021 was ¥1.15 billion, a ¥0.24 billion decrease compared to March 31, 2021 primarily due to a decrease in each risk category. Our average daily VaR for the six months ended September 30, 2021 was ¥1.39 billion.

	VaR for Trading Activities (April 1, 2021—September 30, 2021)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2021	March 31, 2021
	(in billions)
MUFG	¥1.39	¥1.86	¥0.97	¥1.15	¥1.39
Interest rate	1.40	1.76	1.13	1.13	1.33
Yen	0.90	1.25	0.67	0.67	0.89
U.S. Dollars	1.34	3.77	0.56	0.67	2.05
Foreign exchange	0.42	0.81	0.29	0.37	0.60
Equities	0.26	0.82	0.12	0.25	0.44
Commodities	—	—	—	—	—
Less diversification effect	(0.69)	—	—	(0.60)	(0.98)

Note:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the six months ended September 30, 2021 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2021	¥1.38
July–September 2021	1.39
Quantitative market risks fluctuated throughout the six months period, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the current six-month period, with positive trading-related revenue recorded for 126 of 131 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 49 days of positive revenue and no day of negative revenue exceeding ¥1 billion.
VaR for Non-Trading Activities. The VaR for our total non-trading activities as of September 30, 2021, excluding market risks related to our strategic equity portfolio and measured using an HS-VaR model (holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days), is presented in the table below. The aggregate VaR as of September 30, 2021 was ¥548.7 billion, a ¥65.3 billion decrease from March 31, 2021 primarily due to a decrease in risk related to equities excluding our strategic equity portfolio.
For information on our strategic equity portfolio risk management, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio” in our annual report on Form 20-F for the fiscal year ended March 31, 2021.
Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 67% of our total non-trading activity market risks as of September 30, 2021. In the six months ended September 30, 2021, the average daily interest rate VaR totaled ¥443.3 billion, with the highest recorded VaR being ¥484.8 billion and the lowest being ¥397.6 billion.

	VaR for Non-Trading Activities (April 1, 2021—September 30, 2021)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2021	March 31, 2021
	(in billions)
MUFG	¥554.1	¥623.5	¥479.0	¥548.7	¥614.0
Interest rate	443.3	484.8	397.6	470.9	468.1
Yen	194.1	214.0	174.8	179.9	201.4
U.S. Dollars	315.7	370.8	283.3	351.4	346.2
Foreign exchange	2.6	3.9	1.6	1.7	3.0
Equities(2)	256.2	329.3	204.5	232.7	311.3
Less diversification effect	(148.0)	—	—	(156.6)	(168.4)

Notes:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.

The average daily interest rate VaR by quarter in the six months ended September 30, 2021 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2021	¥466.95
July–September 2021	420.05
Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of September 30, 2021 against that as of March 31, 2021, there was a three percentage point decrease in the Japanese yen from 35% to 32%, a one percentage point increase in the euro from 5% to 6%, and a two percentage point increase in the U.S. dollar from 60% to 62%.
Backtesting. We conduct backtesting in which VaR is compared with hypothetical profits and losses on a daily basis to verify the accuracy of our VaR measurement models for our trading activities and non-trading activities relating to foreign exchange and commodities. In the 250 trading days ended September 30, 2021, there were no exceptions in which the measured hypothetical losses exceeded VaR. We also conduct additional backtesting using other methods, including testing VaR against actual realized and unrealized losses and testing VaR by various changing parameters such as confidence intervals and observation periods used in the model.
Stress Testing. Actual losses may exceed the value at risk obtained by the application of an HS-VaR model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model. In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing as appropriate, on our HS-VaR model for our non-trading activities by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. In addition, MUFG and its major subsidiaries measure stressed VaR for their trading activities and non-trading activities relating to foreign exchange and commodities on an aggregate basis based on a one-year observation period with the highest VaR at least in the immediately preceding ten years.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2021	September 30, 2021
ASSETS
Cash and due from banks	¥49,977,480	¥50,469,922
Interest-earning deposits in other banks	53,346,721	53,141,070
Cash, due from banks and interest-earning deposits in other banks	103,324,201	103,610,992
Call loans, funds sold, and receivables under resale agreements	15,035,838	13,526,064
Receivables under securities borrowing transactions	3,369,903	3,466,015
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥5,032,178 and ¥7,390,869 at March 31, 2021 and September 30, 2021) (including ¥18,231,238 and ¥20,453,438 at March 31, 2021 and September 30, 2021 measured at fair value under fair value option)	44,444,379	45,337,381
Investment securities:
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥2,877,061 and ¥3,209,901 at March 31, 2021 and September 30, 2021)	47,117,813	47,099,281
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥105,029 and ¥105,025 at March 31, 2021 and September 30, 2021) (fair value of ¥3,939,143 and ¥3,304,908 at March 31, 2021 and September 30, 2021)	3,903,763	3,271,606
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,532 and ¥1,006 at March 31, 2021 and September 30, 2021) (including ¥5,866,846 and ¥5,950,105 at March 31, 2021 and September 30, 2021 measured at fair value)	6,222,920	6,313,287
Total investment securities	57,244,496	56,684,174
Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥204,488 and ¥192,930 at March 31, 2021 and September 30, 2021)	115,718,863	106,350,454
Allowance for credit losses	(1,348,391)	(1,171,458)
Net loans	114,370,472	105,178,996
Premises and equipment—net	874,992	827,269
Customers’ acceptance liability	283,194	283,940
Intangible assets—net	1,184,994	1,149,539
Goodwill	370,852	300,058
Other assets (including assets held for sale relating to transferred business of MUFG Union Bank at September 30, 2021 and net of allowance for credit losses of ¥14,741 and ¥13,466 at March 31, 2021 and September 30, 2021)	13,321,304	23,428,681
Total assets	¥353,824,625	¥353,793,109
Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥2,698	¥2,907
Interest-earning deposits in other banks	30,422	31,063
Trading account assets	959,001	1,066,073
Investment securities	1,727,292	1,721,039
Loans	15,247,928	15,652,916
All other assets	161,075	211,543
Total assets of consolidated VIEs	¥18,128,416	¥18,685,541

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2021	September 30, 2021
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥32,287,997	¥32,156,904
Interest-bearing	141,908,498	141,900,253
Overseas offices, principally interest-bearing	55,010,441	45,885,914
Total deposits	229,206,936	219,943,071
Call money, funds purchased, and payables under repurchase agreements	26,921,773	28,068,840
Payables under securities lending transactions	842,590	833,696
Due to trust account and other short-term borrowings (including ¥196,113 and ¥34,313 at March 31, 2021 and September 30, 2021 measured at fair value under fair value option)	18,079,554	18,102,080
Trading account liabilities	12,017,553	9,527,062
Bank acceptances outstanding	283,194	283,940
Long-term debt (including ¥402,823 and ¥499,929 at March 31, 2021 and September 30, 2021 measured at fair value under fair value option)	35,157,651	33,482,214
Other liabilities (including liabilities held for sale relating to transferred business of MUFG Union Bank at September 30, 2021)	15,070,820	26,451,387
Total liabilities	337,580,071	336,692,290
Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock—common stock authorized, 33,000,000,000 shares; common stock issued, 13,581,995,120 shares and 13,581,995,120 shares at March 31, 2021 and September 30, 2021, with no stated value	2,090,270	2,090,270
Capital surplus	5,533,761	5,524,313
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	8,589,900	9,166,932
Accumulated other comprehensive loss, net of taxes	(289,481)	(81,491)
Treasury stock, at cost—737,282,154 common shares and 742,541,406 common shares at March 31, 2021 and September 30, 2021	(503,072)	(506,357)
Total Mitsubishi UFJ Financial Group shareholders’ equity	15,660,949	16,433,238
Noncontrolling interests	583,605	667,581
Total equity	16,244,554	17,100,819
Total liabilities and equity	¥353,824,625	¥353,793,109
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥33,599	¥47,219
Long-term debt	457,763	415,517
All other liabilities	103,457	67,735
Total liabilities of consolidated VIEs	¥594,819	¥530,471
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
(in millions)	2020	2021
Interest income:
Loans, including fees	¥1,034,727	¥851,515
Deposits in other banks	30,422	27,048
Investment securities	160,273	162,407
Trading account assets	196,858	194,044
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	64,603	16,694
Total	1,486,883	1,251,708
Interest expense:
Deposits	197,457	111,927
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	75,468	15,870
Due to trust account, other short-term borrowings and trading account liabilities	44,649	20,879
Long-term debt	138,892	123,580
Total	456,466	272,256
Net interest income	1,030,417	979,452
Provision for (reversal of ) credit losses	209,806	(10,838)
Net interest income after provision for credit losses	820,611	990,290
Non-interest income:
Fees and commissions income	699,772	798,065
Foreign exchange gains —net	69,433	5,382
Trading account profits—net	244,303	59,171
Investment securities gains—net	683,661	335,333
Equity in earnings of equity method investees—net	140,420	216,085
Other non-interest income	19,658	93,305
Total	1,857,247	1,507,341
Non-interest expense:
Salaries and employee benefits	607,166	638,930
Occupancy expenses—net	89,628	84,227
Fees and commissions expenses	148,250	157,911
Outsourcing expenses, including data processing	146,721	152,125
Depreciation of premises and equipment	43,807	40,505
Amortization of intangible assets	123,181	129,528
Insurance premiums, including deposit insurance	42,825	47,416
Communications	30,182	28,819
Taxes and public charges	52,599	51,178
Impairment of goodwill	106,479	—
Reversal of off-balance sheet credit instruments	(36,551)	(6,381)
Other non-interest expenses	177,457	122,844
Total	1,531,744	1,447,102
Income before income tax expense	1,146,114	1,050,529
Income tax expense	366,109	293,696
Net income before attribution of noncontrolling interests	780,005	756,833
Net income attributable to noncontrolling interests	3,105	19,222
Net income attributable to Mitsubishi UFJ Financial Group	¥776,900	¥737,611

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2020	2021
Income used for the computation of basic EPS and diluted EPS (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥776,900	¥737,611
Effect of dilutive instruments:
Restricted stock units and performance stock units(1)	(1,891)	(2,559)
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥775,009	¥735,052

	Six months ended September 30,
(in thousands)	2020	2021
Shares used for the computation of basic EPS and diluted EPS (Denominator):
Weighted average common shares outstanding	12,856,192	12,852,177
Effect of dilutive instruments:
Stock acquisition rights(1)	—	—
Weighted average common shares for diluted computation	12,856,192	12,852,177

	Six months ended September 30,
(in Yen)	2020	2021
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥60.43	¥57.39
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group(1)	60.28	57.19
Cash dividend per common share	12.50	12.50
——————————
Note:
(1)For the six months ended September 30, 2020 and 2021, the performance-based plan under the Board Incentive Plan could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended September 30,
(in millions)	2020	2021
Net income before attribution of noncontrolling interests	¥780,005	¥756,833
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on investment securities	60,183	(14,505)
Net debt valuation adjustments	(59,324)	5,965
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	38,006	(5,576)
Defined benefit plans	27,768	(9,293)
Foreign currency translation adjustments	(194,642)	250,603
Total	(128,009)	227,194
Comprehensive income	651,996	984,027
Net income attributable to noncontrolling interests	3,105	19,222
Other comprehensive income (loss) attributable to noncontrolling interests	(4,292)	19,204
Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥653,183	¥945,601

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2020	2021
Capital stock:
Balance at beginning of period	¥2,090,270	¥2,090,270
Balance at end of period	¥2,090,270	¥2,090,270
Capital surplus:
Balance at beginning of period	¥5,533,520	¥5,533,761
Stock-based compensation	(2,363)	(6,937)
Other—net	(2,456)	(2,511)
Balance at end of period	¥5,528,701	¥5,524,313
Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571
Balance at end of period	¥239,571	¥239,571
Unappropriated retained earnings:
Balance at beginning of period	¥8,079,530	¥8,589,900
Net income attributable to Mitsubishi UFJ Financial Group	776,900	737,611
Cash dividends:
Common stock—¥12.50 per share and ¥12.50 per share in 2020 and 2021	(160,518)	(160,579)
Effect of adopting new guidance on measurement of credit losses on financial instruments	(285,838)	—
Balance at end of period	¥8,410,074	¥9,166,932
Accumulated other comprehensive income(loss), net of taxes:
Balance at beginning of period	¥(420,417)	¥(289,481)
Net change during the period	(123,717)	207,990
Effect of adopting new guidance on measurement of credit losses on financial instruments	34	—
Balance at end of period	¥(544,100)	¥(81,491)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2020	2021
Treasury stock, at cost:
Balance at beginning of period	¥(505,987)	¥(503,072)
Purchases of shares of treasury stock	(6)	(8,507)
Sales of shares of treasury stock	2,600	5,577
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated VIEs, and affiliated companies	32	(355)
Balance at end of period	¥(503,361)	¥(506,357)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,221,155	¥16,433,238
Noncontrolling interests:
Balance at beginning of period	¥728,029	¥583,605
Initial subscriptions of noncontrolling interests	426	1,627
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(62,515)	71,318
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(29,430)	(9,919)
Net income attributable to noncontrolling interests	3,105	19,222
Dividends paid to noncontrolling interests	(6,517)	(17,458)
Other comprehensive income (loss), net of taxes	(4,292)	19,204
Effect of adopting new guidance on measurement of credit losses on financial instruments	(25,330)	—
Other—net	(92)	(18)
Balance at end of period	¥603,384	¥667,581
Total equity	¥15,824,539	¥17,100,819
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2020	2021
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥780,005	¥756,833
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	166,988	170,033
Impairment of goodwill	106,479	—
Provision for (reversal of) credit losses	209,806	(10,838)
Investment securities gains—net	(683,661)	(335,333)
Foreign exchange gains—net	(21,699)	(351,120)
Equity in earnings of equity method investees—net	(140,420)	(216,085)
Provision for deferred income tax expense	198,187	140,264
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(7,144)	1,354,468
Decrease in trading account liabilities, excluding foreign exchange contracts	(112,089)	(1,919,720)
Net decrease in collateral for derivative transactions	261,245	318,095
Decrease (increase) in cash collateral for the use of the Bank of Japan’s settlement infrastructure	(31,041)	74,838
Other—net	372,004	500,914
Net cash provided by operating activities	1,098,660	482,349
Cash flows from investing activities:
Proceeds from sales and maturities of Available-for-sale debt securities (including proceeds from sales of debt securities under the fair value option)	43,946,970	49,664,247
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option)	(53,776,659)	(53,270,580)
Proceeds from maturities of Held-to-maturity debt securities	184,335	323,592
Purchases of Held-to-maturity debt securities	—	(456,091)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	748,314	1,104,787
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(654,810)	(690,250)
Net decrease in loans	431,010	3,565,029
Net decrease in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	9,730,114	2,103,589
Capital expenditures for premises and equipment	(51,085)	(52,473)
Purchases of intangible assets	(122,369)	(132,040)
Proceeds from sales of consolidated VIEs and subsidiaries—net	(7,802)	8,497
Other—net	31,213	117,577
Net cash provided by investing activities	459,231	2,285,884

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2020	2021
Cash flows from financing activities:
Net increase (decrease) in deposits	14,781,816	(240,823)
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(4,592,482)	204,096
Net decrease in due to trust account and other short-term borrowings	(4,003,713)	(111,665)
Proceeds from issuance of long-term debt	14,924,032	2,308,084
Repayments of long-term debt	(6,713,103)	(3,392,919)
Proceeds from sales of treasury stock	905	2,686
Dividends paid	(160,475)	(160,479)
Payments for acquisition of treasury stock	(6)	(8,507)
Other—net	(266,385)	174,193
Net cash provided by (used in) financing activities	13,970,589	(1,225,334)
Effect of exchange rate changes on cash and cash equivalents	(162,497)	255,995
Net increase in cash and cash equivalents	15,365,983	1,798,894
Cash and cash equivalents at beginning of period	78,555,591	103,328,790
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	93,918,086	103,610,992
Restricted cash included in other assets	3,488	1,316
Cash and cash equivalents reclassified as assets held for sale and included in other assets (Note 2)	—	1,515,376
Cash and cash equivalents at end of period	¥93,921,574	¥105,127,684
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥518,169	¥298,794
Income taxes, net of refunds	2,749	94,460
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements	1,380	1,231
Assets acquired under operating lease arrangements	18,170	35,475
Reclassification of assets and liabilities in transferred business of MUFG Union Bank to assets and liabilities held for sale (Note 2)：
Assets reclassified, excluding cash and cash equivalents	—	10,193,119
Liabilities reclassified	—	10,874,609
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

1. BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Description of Business
Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for MUFG Bank, Ltd. (formerly, The Bank of Tokyo-Mitsubishi UFJ, Ltd., “MUFG Bank” or “BK”), Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust and Banking” or “TB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“Mitsubishi UFJ Securities Holdings” or “SCHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Mitsubishi UFJ Securities Holdings is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 17 for more information by business segment.
Basis of Financial Statements
The accompanying semiannual condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying condensed consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIEs”) (together, the “MUFG Group”), and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2021. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under U.S. GAAP has been omitted or condensed.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2. BUSINESS DEVELOPMENTS
Agreement to Sell MUFG Union Bank and Invest in Shares of U.S. Bancorp
In September 2021, the MUFG Group agreed to the sale of all shares in MUFG Union Bank, N.A. （”MUFG Union Bank"), the wholly-owned primary operating subsidiary in the United States, to U.S. Bancorp. The businesses of MUFG Union Bank that the MUFG group will transfer to U.S. Bancorp exclude the Global Corporate & Investment Banking ("GCIB") business, the Global Markets business to the extent related to the GCIB business and certain assets and liabilities etc. that are part of shared middle and back office functions etc. Under a legal agreement, the assets and liabilities of these operations will be transferred to other entities within MUFG before it sells the shares of MUFG Union Bank. The transaction value is expected to be approximately $17.6 billion consisting of $8.0 billion of consideration to be paid by U.S. Bancorp in the form of $5.5 billion in cash and 44,374,155 shares of U.S. Bancorp and $9.6 billion of capital to be distributed through a dividend or share repurchase by MUFG Union Bank prior to the closing of the transaction. The MUFG group expects to own approximately 2.9% of U.S. Bancorp’s outstanding shares immediately after the transaction. The closing of the transaction is expected to occur in the first half of calendar year 2022, subject to certain conditions, including the approval from relevant regulators. Through this transaction, the MUFG group aims to maximize shareholder value by improving the capital efficiency.

The assets and liabilities of MUFG Union Bank, which will be transferred to U.S. Bancorp, were reclassified as held for sale, and included in Other assets and Other liabilities in the accompanying condensed consolidated balance sheets at September 30, 2021.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Assets and liabilities reclassified as held for sale at September 30, 2021 are shown below:

At September 30, 2021
(in millions)
Assets held for sale:
Interest-earning deposits in other banks	¥1,288,478
Investment securities	3,127,206
Loans, net of allowance for credit losses	6,359,733
Other	933,078
Total	¥11,708,495
Liabilities held for sale:
Deposits	¥9,933,030
Other	941,579
Total	¥10,874,609

The business of MUFG Union Bank that will be transferred to U.S. Bancorp recorded pretax loss of ¥57,321 million and pretax profit of ¥70,029 million for the six months ended September 30 2020 and 2021, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
3. INVESTMENT SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2021 and September 30, 2021:

At March 31, 2021:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥35,166,245	¥147,844	¥40,878		¥35,273,211
Japanese prefectural and municipal bonds	3,719,205	15,123	2,815		3,731,513
Foreign government and official institution bonds	2,854,037	84,707	11,781		2,926,963
Corporate bonds	1,123,271	11,400	401		1,134,270
Residential mortgage-backed securities	1,459,062	9,119	1,051		1,467,130
Commercial mortgage-backed securities	435,975	29,502	912		464,565
Asset-backed securities	1,373,450	11,685	650		1,384,485
Other debt securities	168,528	3,780	730		171,578
Commercial paper	564,072	31	5		564,098
Total	¥46,863,845	¥313,191	¥59,223		¥47,117,813
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,447	¥23,033	¥—		¥1,123,480
Foreign government and official institution bonds	233,883	2,262	2,795		233,350
Residential mortgage-backed securities	411,024	18,590	—	(1)	429,614
Commercial mortgage-backed securities	111,750	4,846	—	(1)	116,596
Asset-backed securities	2,046,659	1,721	12,277		2,036,103
Total	¥3,903,763	¥50,452	¥15,072		¥3,939,143

Note:
(1)MUFG Americas Holdings Corporation ("MUFG Americas Holdings" or "MUAH") reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale debt securities to Held-to-maturity debt securities. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated other comprehensive income (loss)(“Accumulated OCI”) in the accompanying condensed consolidated balance sheets were ¥4,849 million and ¥1,920 million, respectively, at March 31, 2021 and are not included in the table above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2021:	Amortized cost(3)	Gross unrealized gains	Gross unrealized losses		Fair value(2)
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥36,114,443	¥119,213	¥18,657		¥36,214,999
Japanese prefectural and municipal bonds	4,002,464	15,214	1,605		4,016,073
Foreign government and official institution bonds	3,343,700	68,416	19,856		3,392,260
Corporate bonds	1,077,930	11,631	236		1,089,325
Residential mortgage-backed securities	1,706,456	6,714	8,168		1,705,002
Commercial mortgage-backed securities	475,797	21,786	2,215		495,368
Asset-backed securities	1,387,750	15,158	179		1,402,729
Other debt securities	169,413	8,305	639		177,079
Commercial paper	872,096	46	22		872,120
Total	¥49,150,049	¥266,483	¥51,577		¥49,364,955
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,384	¥19,116	¥—		¥1,119,500
Foreign government and official institution bonds	444,070	1,875	9,731		436,214
Residential mortgage-backed securities	309,905	13,136	—	(1)	323,041
Commercial mortgage-backed securities	104,015	3,480	—	(1)	107,495
Asset-backed securities	2,171,222	15,718	1,531		2,185,409
Total	¥4,129,596	¥53,325	¥11,262		¥4,171,659

Notes:
(1)MUFG Americas Holdings reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale debt securities to Held-to-maturity debt securities. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥3,732 million and ¥1,549 million, respectively, at September 30, 2021 and are not included in the table above.

(2)Fair value amounts in the above table include those relating to Available-for-sale debt securities of ¥2,265,674 million and Held-to-maturity debt securities of ¥866,751 million in transferred business of MUFG Union Bank, which is included in Other assets in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

(3)Amortized cost amounts in the above table include those relating to Held-to-maturity debt securities of ¥857,990 million in transferred business of MUFG Union Bank, which is included in Other assets in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Contractual Maturities
The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at September 30, 2021 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost(2)	Fair value(1)	Fair value(1)
	(in millions)
Due in one year or less	¥33,628	¥34,077	¥26,058,777
Due from one year to five years	1,151,974	1,172,776	9,517,496
Due from five years to ten years	1,287,456	1,295,231	7,723,907
Due after ten years	1,656,538	1,669,575	6,064,775
Total	¥4,129,596	¥4,171,659	¥49,364,955

Notes:
(1)Fair value amounts in the above table include those relating to Available-for-sale debt securities of ¥2,265,674 million and Held-to-maturity debt securities of ¥866,751 million in transferred business of MUFG Union Bank, which is included in Other assets in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

(2)Amortized cost amounts in the above table include those relating to Held-to-maturity debt securities of ¥857,990 million in transferred business of MUFG Union Bank, which is included in Other assets in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

Realized Gains and Losses
For the six months ended September 30, 2020 and 2021, gross realized gains on sales of Available-for-sale debt securities were ¥23,566 million and ¥61,902 million, respectively, and gross realized losses on sales of Available-for-sale debt securities were ¥22,621 million and ¥18,169 million, respectively.
Impairment Losses on Investment Securities
For the six months ended September 30, 2020 and 2021, impairment losses on Available-for-sale debt securities, which mainly comprised of corporate bonds, were included in Investment securities gains—net in the accompanying condensed consolidated statements of income and were not material.
For the six months ended September 30, 2020 and 2021, the MUFG Group’s Held-to-maturity debt securities were explicitly or implicitly guaranteed by Japanese or U.S. government entities or agencies and had a long history of no credit losses or were rated investment grade. Therefore, no credit losses were expected on these securities.
Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of Available-for-sale debt securities at March 31, 2021 and September 30, 2021 by length of time that individual securities in each category have been in a continuous loss position:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2021:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥12,098,437	¥31,055	¥429,235	¥9,823	¥12,527,672	¥40,878	286
Japanese prefectural and municipal bonds	870,007	1,584	276,172	1,231	1,146,179	2,815	405
Foreign government and official institution bonds	429,204	11,768	50,478	13	479,682	11,781	71
Corporate bonds	96,582	166	229,518	235	326,100	401	120
Residential mortgage-backed securities	378,351	577	139,214	474	517,565	1,051	218
Commercial mortgage-backed securities	36,633	905	2,616	7	39,249	912	21
Asset-backed securities	190,795	394	49,428	256	240,223	650	89
Other debt securities	22,812	91	22,388	639	45,200	730	17
Commercial paper	116,016	5	—	—	116,016	5	8
Total	¥14,238,837	¥46,545	¥1,199,049	¥12,678	¥15,437,886	¥59,223	1,235

	Less than 12 months		12 months or more		Total
At September 30, 2021:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value(1)	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥24,712,396	¥13,802	¥390,498	¥4,855	¥25,102,894	¥18,657	240
Japanese prefectural and municipal bonds	1,004,671	1,543	32,551	62	1,037,222	1,605	389
Foreign government and official institution bonds	1,010,780	19,776	68,312	80	1,079,092	19,856	158
Corporate bonds	145,240	117	121,171	119	266,411	236	98
Residential mortgage-backed securities	802,616	7,591	180,689	577	983,305	8,168	231
Commercial mortgage-backed securities	71,423	1,961	5,680	254	77,103	2,215	36
Asset-backed securities	108,457	74	13,441	105	121,898	179	42
Other debt securities	27,910	74	18,354	565	46,264	639	17
Commercial paper	424,053	22	—	—	424,053	22	28
Total	¥28,307,546	¥44,960	¥830,696	¥6,617	¥29,138,242	¥51,577	1,239

Note:
(1)Fair value amounts of a continuous loss position in the above table include those relating to Available-for-sale debt securities of ¥1,056,529 million in transferred business of MUFG Union Bank, which is included in Other assets in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

Evaluating Available-for-sale Debt Securities for Impairment Losses
The following describes the nature of the MUFG Group’s Available-for-sale debt securities and the conclusions reached in determining whether impairment losses exist.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Japanese national government and Japanese government agency bonds, Foreign government and official institution bonds
As of September 30, 2021, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of September 30, 2021 and no impairment loss has been recorded.
Corporate bonds
As of September 30, 2021, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.
Residential mortgage-backed securities
As of September 30, 2021, unrealized losses on these securities were primarily driven by securities guaranteed by a U.S. government agency or a government-sponsored agency which are collateralized by residential mortgage loans. Unrealized losses mainly resulted from changes in interest rates and not from changes in credit quality. The MUFG Group determined through analysis that no credit loss was identified on such securities as of September 30, 2021 because the strength of the issuers’ guarantees through direct obligations or support from the U.S. government is expected to be sufficient to recover the entire amortized cost basis of these securities.
Asset-backed securities
As of September 30, 2021, unrealized losses on these securities were primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the credit loss and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no credit loss was identified as of September 30, 2021 and no impairment loss has been recorded.
Other debt securities
As of September 30, 2021, unrealized losses on other debt securities result from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimates loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions, such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of credit loss, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no credit loss was identified as of September 30, 2021.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Equity Securities
The following table presents net realized gains (losses) on sales of equity securities, and net unrealized gains (losses) on equity securities still held at September 30, 2020 and 2021.

	Six months ended September 30,
	2020	2021
	(in millions)
Net gains recognized during the period(1)	¥683,303	¥289,949
Less:
Net gains (losses) recognized during the period on equity securities sold during the period	17,136	(1,913)
Net unrealized gains recognized during the reporting period still held at the reporting date	¥666,167	¥291,862

Note:	(1)Included in Investment securities gains—net.
Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities that are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes (“measurement alternative”), held at March 31, 2021 and September 30, 2021.

	March 31, 2021	September 30, 2021
	(in millions)
Measurement alternative balance	¥356,074	¥363,991
The related adjustments for these securities during the six months ended September 30, 2020 and 2021 were as follows:

	Six months ended September 30,
	2020	2021
	(in millions)
Measurement alternative impairment losses(1)(4)	¥(2,984)	¥(2,834)
Measurement alternative downward changes for observable prices(1)(2)(3)(5)	¥—	¥—
Measurement alternative upward changes for observable prices(1)(2)(3)(6)	¥3,685	¥1,075

Notes:	(1)Included in Investment securities gains—net.

(2)Under the measurement alternative, nonmarketable equity securities are carried at cost plus or minus changes resulting from observable prices in orderly transactions for the identical or a similar investment of the same issuer.

(3)The MUFG Group applied measurement alternative downward or upward changes to certain nonmarketable equity securities, resulting from observable prices in orderly transactions, such as partial repurchase and transactions by other entities.

(4)The cumulative impairment losses at March 31, 2021 and September 30, 2021 were ¥10,102 million and ¥12,591 million , respectively.
(5)The cumulative downward changes for observable prices at March 31, 2021 and September 30, 2021 were ¥953 million and ¥953 million, respectively.
(6)The cumulative upward changes for observable prices at March 31, 2021 and September 30, 2021 were ¥54,806 million and ¥53,600 million, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
4. LOANS AND ALLOWANCE FOR CREDIT LOSSES
Loans at March 31, 2021 and September 30, 2021 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2021	September 30, 2021
	(in millions)
Domestic:
Manufacturing	¥13,133,360	¥12,529,819
Construction	763,958	692,467
Real estate	11,997,301	12,014,585
Services	2,908,975	2,735,763
Wholesale and retail	7,766,070	7,729,051
Banks and other financial institutions(1)	6,443,296	5,904,659
Communication and information services	1,407,738	1,336,456
Other industries	8,838,718	8,681,345
Consumer	15,066,986	14,826,762
Total domestic	68,326,402	66,450,907
Foreign:
Governments and official institutions	655,367	640,035
Banks and other financial institutions(1)	10,649,029	11,703,363
Commercial and industrial	29,574,176	27,672,268
Other	6,822,771	6,617,255
Total foreign	47,701,343	46,632,921
Unearned income, unamortized premiums—net and deferred loan fees—net	(308,882)	(301,543)
Less: Loans in transferred business of MUFG Union Bank(3)	—	(6,431,831)
Total(2)	¥115,718,863	¥106,350,454

Notes:
(1)Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.

(2)The above table includes loans held for sale of ¥353,095 million at March 31, 2021 and ¥325,921 million at September 30, 2021, respectively.

(3) Represents loans in transferred business of MUFG Union Bank, which is included in Other assets in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Bank of Ayudhya Public Company Limited (“Krungsri”), and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2021 for further information.
Nonaccrual Loans
Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2021 for further information.
The information on nonaccrual loans by class at March 31, 2021 and September 30, 2021 are shown below:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Recorded Loan Balance
March 31, 2021:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)
	(in millions)
Commercial
Domestic	¥565,671	¥111,141
Foreign	258,391	96,833
Residential	67,968	4,720
Card	60,200	—
MUAH	73,706	30,242
Krungsri	161,338	3,042
Other	26,567	29
Total	¥1,213,841	¥246,007

	Recorded Loan Balance
September 30, 2021:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)
	(in millions)
Commercial
Domestic	¥541,779	¥110,425
Foreign	246,097	88,415
Residential	61,314	5,144
Card	61,723	—
MUAH	75,344	30,864
Krungsri	157,215	1,861
Other	28,018	—
Total	¥1,171,490	¥236,709

Notes:
(1)Nonaccrual loans in the above table do not include loans held for sale of ¥8,562 million and ¥14,832 million at March 31, 2021 and September 30, 2021, respectively. These loans include loans in transferred business of MUFG Union Bank of ¥55,035 million at September 30, 2021. See Note 2 for more information.

(2)These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ original effective interest rate, or the fair value of the collateral if the loan is a collateral-dependent loan. Loans held for sale of ¥8,562 million and ¥14,832 million at March 31, 2021 and September 30, 2021, respectively, are not included in nonaccrual loans not requiring an allowance for credit losses. These loans include loans in transferred business of MUFG Union Bank of ¥30,864 million at September 30, 2021. See Note 2 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table shows information regarding recognized interest income on nonaccrual loans for the six months ended September 30, 2020 and 2021:

	September 30, 2020	September 30, 2021
	(in millions)
Commercial
Domestic	¥2,229	¥2,004
Foreign	2,061	2,301
Residential	488	422
Card	20	13
MUAH	483	377
Krungsri	3,498	2,950
Other	3,153	1,922
Total	¥11,932	¥9,989

Troubled Debt Restructurings
The following table summarizes the MUFG Group’s TDRs by class for the six months ended September 30, 2020 and 2021:

Six months ended September 30, 2020:	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥43,717	¥43,717	¥9,280
Foreign	10,292	10,292	3,940
Residential(1)(3)	27,985	27,985	41
Card(2)(3)	10,694	10,185	1,556
MUAH(2)(3)	13,958	13,920	3,113
Krungsri(2)(3)	9,130	9,130	1,875
Other(2)(3)	7,121	7,109	180
Total	¥122,897	¥122,338	¥19,985

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2021:	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥94,584	¥93,578	¥7,048
Foreign	529	529	8,447
Residential(1)(3)	13,707	13,707	117
Card(2)(3)	11,485	10,877	1,269
MUAH(2)(3)(4)	14,233	14,243	258
Krungsri(2)(3)	8,135	8,135	2,104
Other(2)	5,104	5,104	1,641
Total	¥147,777	¥146,173	¥20,884

Notes:	(1)TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)TDRs for the Card, MUFG Americas Holdings, Krungsri and Other segments include accrual and nonaccrual loans.

(3)For the six months ended September 30, 2020, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card and Other segments and forbearance was the primary concession type in the MUFG Americas Holdings segment. For the six months ended September 30, 2021, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and forbearance was the primary concession type in the MUFG Americas Holdings segment.

(4) The above table includes the loans in transferred business of MUFG Union Bank at September 30, 2021. See Note 2 for more information.
A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the six months ended September 30, 2020 and 2021 was not material.
TDRs for the Commercial and Residential segments in the above tables include accruing loans, and do not include nonaccrual loans. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.
TDRs that subsequently defaulted in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.
In regards to the Card, MUFG Americas Holdings, Krungsri and Other segments, the TDRs in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent non-accruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUFG Americas Holdings segment, and six months or more within the Krungsri segment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.
In the MUFG Americas Holdings segment, TDR accounting was suspended for loan modifications, where COVID-19 related modifications were granted to loans that were current as of December 31, 2019, based on the Coronavirus Aid, Relief, and Economic Security Act, or where COVID-19 related short-term modifications (i.e., six months or less) were granted to loans that were current as of the loan modification date, based on interagency statements issued by the U.S. federal bank regulatory agencies. These loan modifications were primarily payment deferrals, and the related borrowers’ past due and nonaccrual status will not be impacted during the deferral period. Interest income will continue to be recognized over the contractual life of the loan.
In the Krungsri segment, TDR accounting was suspended for loan modifications, where COVID-19 related short-term modifications (i.e., six months or less) were granted to loans that were current as of the loan modification date, based on interagency statements issued by the U.S. federal bank regulatory agencies. These loan modifications included payment deferrals and reductions in stated rate, and the related borrowers’ past due and nonaccrual status will not be impacted during the deferral period. Interest income will continue to be recognized over the contractual life of the loan.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Credit Quality Indicator
Credit quality indicators of loans and fiscal year of origination by class at March 31, 2021 and September 30, 2021 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2021:	2020	2019	2018	2017	2016	Prior
	(in millions)
Commercial:	¥29,805,641	¥10,256,709	¥9,410,172	¥5,360,221	¥4,736,515	¥6,945,092	¥19,401,336	¥9,776	¥85,925,462
Domestic	22,402,694	6,392,946	6,126,746	3,840,964	3,649,145	5,286,408	6,934,308	—	54,633,211
Normal	21,936,776	6,058,126	5,915,318	3,666,734	3,551,332	4,847,597	6,604,586	—	52,580,469
Close Watch	431,223	319,073	195,630	162,176	74,698	317,622	306,236	—	1,806,658
Likely to become Bankrupt or Legally/Virtually Bankrupt	34,695	15,747	15,798	12,054	23,115	121,189	23,486	—	246,084
Foreign	7,402,947	3,863,763	3,283,426	1,519,257	1,087,370	1,658,684	12,467,028	9,776	31,292,251
Normal	7,158,793	3,704,240	3,155,261	1,423,064	1,032,052	1,534,943	12,231,018	9,776	30,249,147
Close Watch	200,305	118,027	91,867	60,422	51,433	69,436	197,405	—	788,895
Likely to become Bankrupt or Legally/Virtually Bankrupt	43,849	41,496	36,298	35,771	3,885	54,305	38,605	—	254,209
Residential	¥623,328	¥847,314	¥822,883	¥892,166	¥1,304,110	¥8,660,022	¥32,984	¥8	¥13,182,815
Accrual	623,035	846,787	822,411	891,407	1,302,427	8,599,621	30,897	—	13,116,585
Nonaccrual	293	527	472	759	1,683	60,401	2,087	8	66,230
Card	¥14	¥96	¥171	¥304	¥110	¥513	¥417,804	¥60,284	¥479,296
Accrual	1	10	13	19	7	79	404,301	14,666	419,096
Nonaccrual	13	86	158	285	103	434	13,503	45,618	60,200
MUAH	¥1,406,996	¥1,366,930	¥915,570	¥861,742	¥770,568	¥1,291,561	¥1,882,377	¥—	¥8,495,744
Credit Quality Based on the Number of Delinquencies
Accrual	472,892	608,580	324,369	552,380	516,051	656,087	130,514	—	¥3,260,873
Nonaccrual	—	725	518	1,139	1,035	14,801	828	—	19,046
Credit Quality Based on Internal Credit Ratings
Pass	920,959	707,841	486,354	287,316	236,715	542,634	1,625,799	—	4,807,618
Special Mention	4,865	31,361	49,784	14,904	9,522	30,015	76,487	—	216,938
Classified	8,280	18,423	54,545	6,003	7,245	48,024	48,749	—	191,269
Krungsri	¥1,316,031	¥1,197,815	¥958,241	¥506,919	¥285,427	¥402,752	¥1,922,946	¥14,514	¥6,604,645
Performing	1,251,246	1,086,710	855,915	434,818	241,811	314,114	1,754,840	—	5,939,454
Under-Performing	52,821	85,408	74,848	57,314	31,886	57,129	144,447	—	503,853
Non-Performing	11,964	25,697	27,478	14,787	11,730	31,509	23,659	14,514	161,338
Other	¥338,342	¥164,650	¥84,115	¥37,394	¥11,030	¥8,538	¥342,619	¥—	¥986,688
Accrual	335,830	159,363	79,608	35,366	10,556	8,201	331,197	—	960,121
Nonaccrual	2,512	5,287	4,507	2,028	474	337	11,422	—	26,567

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At September 30, 2021:	2021	2020	2019	2018	2017	Prior
	(in millions)
Commercial:	¥18,453,877	¥14,031,765	¥8,729,077	¥7,934,655	¥4,617,515	¥10,141,926	¥19,085,841	¥3,618	¥82,998,274
Domestic	13,682,280	9,706,901	5,701,452	5,531,710	3,431,971	8,069,620	6,836,453	—	52,960,387
Normal	13,476,976	9,379,217	5,374,910	5,347,194	3,288,990	7,592,772	6,511,649	—	50,971,708
Close Watch	187,910	303,221	311,227	172,855	128,990	348,587	302,139	—	1,754,929
Likely to become Bankrupt or Legally/Virtually Bankrupt	17,394	24,463	15,315	11,661	13,991	128,261	22,665	—	233,750
Foreign	4,771,597	4,324,864	3,027,625	2,402,945	1,185,544	2,072,306	12,249,388	3,618	30,037,887
Normal	4,629,791	4,176,598	2,943,456	2,301,257	1,102,141	1,948,945	12,074,150	3,618	29,179,956
Close Watch	109,375	104,006	68,176	72,739	48,437	72,635	140,307	—	615,675
Likely to become Bankrupt or Legally/Virtually Bankrupt	32,431	44,260	15,993	28,949	34,966	50,726	34,931	—	242,256
Residential	¥341,196	¥607,300	¥825,437	¥798,135	¥862,156	¥9,504,401	¥30,350	¥8	¥12,968,983
Accrual	341,125	607,036	824,939	797,610	861,322	9,448,841	28,306	—	12,909,179
Nonaccrual	71	264	498	525	834	55,560	2,044	8	59,804
Card	¥1	¥75	¥149	¥188	¥299	¥520	¥404,682	¥62,406	¥468,320
Accrual	—	4	10	11	16	55	391,619	14,882	406,597
Nonaccrual	1	71	139	177	283	465	13,063	47,524	61,723
MUAH	¥957,613	¥1,218,450	¥1,192,906	¥795,520	¥715,342	¥1,761,857	¥2,060,216	¥—	¥8,701,904
Credit Quality Based on the Number of Delinquencies
Accrual	521,772	439,777	437,123	225,583	410,915	942,916	120,864	—	3,098,950
Nonaccrual	—	—	332	332	995	14,265	663	—	16,587
Credit Quality Based on Internal Credit Ratings
Pass	428,211	758,437	707,238	483,020	286,292	736,337	1,853,100	—	5,252,635
Special Mention	442	5,087	31,847	25,655	14,597	13,491	58,829	—	149,948
Classified	7,188	15,149	16,366	60,930	2,543	54,848	26,760	—	183,784
Krungsri	¥640,591	¥1,115,181	¥1,041,784	¥834,107	¥398,161	¥572,795	¥1,950,932	¥15,320	¥6,568,871
Performing	616,680	1,034,730	918,713	724,790	328,519	443,815	1,780,963	—	5,848,210
Under-Performing	20,246	64,569	97,874	84,307	56,641	90,904	148,905	—	563,446
Non-Performing	3,665	15,882	25,197	25,010	13,001	38,076	21,064	15,320	157,215
Other	¥248,301	¥191,687	¥121,279	¥58,672	¥28,283	¥19,768	¥329,934	¥—	¥997,924
Accrual	248,155	181,373	118,153	56,396	27,053	18,866	319,911	—	969,907
Nonaccrual	146	10,314	3,126	2,276	1,230	902	10,023	—	28,017

Note:
(1)Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees. These loans include loans in transferred business of MUFG Union Bank of ¥6,378,200 million at September 30, 2021. See Note 2 for more information.

For a discussion and explanation of the MUFG Group’s credit quality indicator, see Note 4 to the consolidated financial statements for the fiscal year ended March 31, 2021.
For the Commercial, Residential and Card segments, credit quality indicators at March 31, 2021 and September 30, 2021 are based on information as of March 31, 2021 and September 30, 2021, respectively. For the MUFG Americas Holdings, Krungsri and Other segments, credit quality indicators at March 31, 2021 and September 30, 2021 are generally based on information as of December 31, 2020 and June 30, 2021, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Past Due Analysis
Ages of past due loans by class at March 31, 2021 and September 30, 2021 are shown below:

At March 31, 2021:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)	90 Days and Accruing
	(in millions)
Commercial
Domestic	¥4,763	¥22,996	¥27,759	¥54,605,452	¥54,633,211	¥4,673
Foreign	7,302	22,473	29,775	31,262,476	31,292,251	91
Residential	39,577	28,375	67,952	13,114,863	13,182,815	11,150
Card	2,127	26,786	28,913	450,383	479,296	—
MUAH	42,082	29,337	71,419	8,424,325	8,495,744	4,626
Krungsri	131,573	127,533	259,106	6,345,539	6,604,645	—
Other	21,776	24,201	45,977	940,711	986,688	—
Total	¥249,200	¥281,701	¥530,901	¥115,143,749	¥115,674,650	¥20,540

At September 30, 2021:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)	90 Days and Accruing
	(in millions)
Commercial
Domestic	¥8,314	¥10,101	¥18,415	¥52,941,972	¥52,960,387	¥3,956
Foreign	9,966	15,288	25,254	30,012,633	30,037,887	—
Residential	36,733	17,456	54,189	12,914,794	12,968,983	4,899
Card	2,330	27,037	29,367	438,953	468,320	—
MUAH	46,954	19,925	66,879	8,635,025	8,701,904	3,202
Krungsri	130,628	121,735	252,363	6,316,508	6,568,871	—
Other	23,232	21,867	45,099	952,825	997,924	—
Total	¥258,157	¥233,409	¥491,566	¥112,212,710	¥112,704,276	¥12,057

Note:
(1)Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees. These loans include loans in transferred business of MUFG Union Bank of ¥6,378,200 million at September 30, 2021. See Note 2 for more information.

Allowance for Credit Losses
Changes in the allowance for credit losses of loans by portfolio segment for the six months ended September 30, 2020 and 2021 are shown below:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2020:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥482,275	¥34,746	¥35,180	¥58,995	¥169,626	¥28,718	¥809,540
Effect of adopting new guidance on measurement of credit losses on financial instruments(1)	83,828	49,494	14,262	25,037	118,333	32,750	323,704
Provision for (reversal of) credit losses	37,154	(947)	8,822	89,812	47,529	27,436	209,806
Charge-offs	34,833	997	11,230	17,453	44,882	25,795	135,190
Recoveries collected	3,362	7	486	1,749	11,405	2,528	19,537

Net charge-offs	31,471	990	10,744	15,704	33,477	23,267	115,653
Other(2)	(3,968)	—	—	(1,757)	(10,860)	(2,277)	(18,862)

Balance at end of period	¥567,818	¥82,303	¥47,520	¥156,383	¥291,151	¥63,360	¥1,208,535

Six months ended September 30, 2021:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥734,577	¥82,893	¥44,217	¥131,755	¥293,396	¥61,553	¥1,348,391
Provision for (reversal of) credit losses	(36,415)	(6,943)	7,595	(38,568)	42,836	20,657	(10,838)
Charge-offs	36,033	1,399	8,704	9,459	46,405	30,040	132,040
Recoveries collected	6,360	10	691	3,335	11,741	5,593	27,730

Net charge-offs	29,673	1,389	8,013	6,124	34,664	24,447	104,310
Less: Loans in transferred business of MUFG Union Bank(3)	—	—	—	(72,098)	—	—	(72,098)
Other(2)	(17)	—	—	7,815	(141)	2,656	10,313

Balance at end of period	¥668,472	¥74,561	¥43,799	¥22,780	¥301,427	¥60,419	¥1,171,458

Notes:	(1)See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2021 for more information.
(2)Other is principally comprised of gains or losses from foreign exchange translation.

(3) Represents allowance for credit losses relating to loans in transferred business of MUFG Union Bank, which is included in Other assets in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

The MUFG Group sold ¥613 billion and ¥850 billion of loans within the Commercial segment during the six months ended September 30, 2020 and 2021, respectively.
The MUFG Group sold ¥519 billion of loans within the MUFG Americas Holdings segment during the six months ended September 30, 2021.
Collateral Dependent Loans
The MUFG Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date.
As of September 30, 2021, for the Commercial, MUFG Americas Holdings, Krungsri and Other segments, collateral relating to these loans comprised primarily of real estate, and to a lesser extent, exchange traded equity securities and deposits, etc. For the Residential segment, collateral on these loans was mainly real estate.

Other Financial Receivable
Accounts receivable-Other, which is included in Other assets in the accompanying condensed consolidated balance sheets, amounted to ¥1,162,424 million and ¥1,040,049 million as of March 31, 2021 and September 30, 2021, respectively, and were primarily comprised of receivables relating to card business. The provision or reversal of the allowance for credit losses relating to the receivables was included in Non-interest expense on the condensed consolidated statements of income. The receivables relating to card business included ¥4,980 million of past due receivables (1-3 months past due receivables of ¥2,252 million and greater than 3 months past due receivables of ¥2,728 million) as of March 31, 2021, and ¥5,172 million of past due receivables (1-3 months past due receivables of ¥2,279 million and greater than 3 months past due receivables of ¥2,893 million) as of September 30, 2021, respectively. The credit quality for these receivables is primarily evaluated based on the extent of past due.
The outstanding balance of these account receivables are presented on a net basis after allowance for credit losses. The change of allowance for credit losses during the six months ended September 30, 2020 and 2021 is primarily due to provision or reversal of the allowance for the receivables.
There are de minimis or zero expected credit losses, for example, for lending and financing transactions, such as Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivables under securities borrowing transactions because the term is short and the credit quality of the borrowers is normal.
Accrued interest receivable totaled ¥259,336 million and ¥223,222 million as of March 31, 2021 and September 30, 2021, respectively, and is included in Other assets on the condensed consolidated balance sheets.
5. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2020 and 2021:

	Six months ended September 30,
	2020	2021
	(in millions)
Balance at beginning of period
Goodwill(1)	¥1,093,554	¥1,094,344
Accumulated impairment losses(1)	(575,928)	(723,492)
	517,626	370,852
Goodwill acquired during the six months	3,990	—
Impairment loss	(106,479)	—
Foreign currency translation adjustments and other	(10,128)	19,329
Balance at end of period
Goodwill	1,087,416	1,113,673
Accumulated impairment losses	(682,407)	(723,492)
Less: Goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank(2)	¥—	¥(90,123)
	¥405,009	¥300,058

Notes:	(1)Goodwill originally recognized of ¥1,900,019 million, which has been fully impaired before April 1, 2020, is not included in the table above.

(2)Represents goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank, which is included in Other assets in the accompanying condensed consolidated balance sheets at September 30, 2021. See Notes 2 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The impairment losses on goodwill for the six months ended September 30, 2020 were ¥106,479 million and relating to the MUAH reporting unit. Due to the economic environment triggered by COVID-19, cash flow projections for reporting units were lowered. This economic environment led management to believe that the fair values of a certain reporting unit was below carrying value. As a result, the fair value of the reporting unit was measured on June 30, 2020 for the quantitative goodwill impairment test, and led to impairment of goodwill with the fair value fallen below the carrying amount of the reporting unit. The MUFG Group estimated the fair value of its reporting units using a combination of the income and the market approaches. This goodwill impairment includes the impact of an intervening event due to the economic environment triggered by COVID-19 for the three-month period ended March 31, 2020. See Note 6 to the consolidated financial statements for the fiscal year ended March 31, 2021 for further information.
Other Intangible Assets
The table below presents the net carrying amount by major class of other intangible assets at March 31, 2021 and September 30, 2021:

	March 31, 2021	September 30, 2021
	(in millions)
Intangible assets subject to amortization:
Software	¥776,429	¥788,935
Customer relationships	265,155	258,860
Core deposit intangibles	62,021	59,393
Trade names	50,793	49,388
Other	10,496	10,396
Total	1,164,894	1,166,972
Intangible assets not subject to amortization:
Other(1)	20,100	20,571
Less: Intangible assets in transferred business of MUFG Union Bank(2)	—	(38,004)
Total	¥1,184,994	¥1,149,539

Notes:
(1)Intangible assets not subject to amortization includes mortgage servicing rights accounted for at fair value of ¥11,355 million and ¥12,053 million at March 31, 2021 and September 30, 2021, respectively.

(2)Represents intangible assets in transferred business of MUFG Union Bank, which is included in Other assets in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

6. LEASE TRANSACTIONS
Lease transactions as a lessor
As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are conducted through leasing subsidiaries and consist principally various types of data processing equipment, office equipment and transportation equipment. Sales type and direct financing leases are presented in loans. In certain case, the MUFG Group requests lessees to deposit in amount nearly or equal to residual value of leased assets.
The following table presents profit or loss of lease transactions as a lessor for the six months ended September 30, 2020 and September 30, 2021:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2020	September 30, 2021
	(in millions)
Sales type and direct financing leases:
Finance income on net investment	¥64,748	¥59,369
Operating leases:
Lease income	¥2,025	¥1,843
Total	¥66,773	¥61,212
Finance income on net investment is included in Interest income—Loans, including fees in the condensed consolidated statements of income. Lease income from operating lease transactions is included in Other non-interest income in the condensed consolidated statements of income.
7. PLEDGED ASSETS AND COLLATERAL
At September 30, 2021, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2021(1)
(in millions)
Trading account securities	¥12,101,156
Investment securities	18,996,743
Loans	12,287,113
Other	22,129
Total	¥43,407,141

Note:
(1)The above table includes pledged assets of ¥860,646 million in transferred business of MUFG Union Bank, which is included in Other assets in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2021(1)
(in millions)
Deposits	¥244,149
Payables under repurchase agreements and securities lending transactions	14,867,093
Other short-term borrowings and long-term debt	28,266,550
Other	29,349
Total	¥43,407,141

Note:	(1)The above table includes liabilities amounts to which pledged assets of ¥860,646 million in transferred business of MUFG Union Bank relate at September 30, 2021. See Note 2 for more information.
At September 30, 2021, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets with a combined carrying value of ¥21,272,299 million, including assets held for sale relating to transferred business of MUFG Union Bank, were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in Other short-term borrowings and Long-term debt.
At March 31, 2021 and September 30, 2021, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥2,005,136 million and ¥1,586,822 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥909,641 million and ¥882,610 million, respectively. At September 30, 2021, the amounts of cash collateral pledged for derivative transactions included ¥29,362 million of collateral,which was reclassified to assets held for sale in Other assets relating to transferred business of MUFG Union Bank.
8. SEVERANCE INDEMNITIES AND PENSION PLANS
The following table summarizes the components of net periodic benefit costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2020 and 2021:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2020	2021	2020		2021
	Pension benefits and SIPs	Pension benefits and SIPs	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥23,695	¥22,196	¥7,354	¥117	¥9,276	¥100
Interest cost on projected benefit obligation	5,596	6,081	7,255	402	5,575	264
Expected return on plan assets	(35,577)	(41,132)	(15,785)	(1,072)	(16,254)	(1,182)
Amortization of net actuarial loss	8,547	137	8,158	125	3,215	73
Amortization of prior service cost	(602)	(629)	(1,309)	(226)	(1,343)	(189)
Gain on settlements and curtailment	(1,084)	(2,632)	—	—	—	—
Net periodic benefit cost (income)	¥575	¥(15,979)	¥5,673	¥(654)	¥469	¥(934)
9. OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2021 and September 30, 2021, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the condensed consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
At March 31, 2021:				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥11,997	¥—	¥11,997	¥(8,628)	¥(605)	¥2,764
Receivables under resale agreements	16,053	(2,273)	13,780	(12,687)	(37)	1,056
Receivables under securities borrowing transactions	3,370	—	3,370	(3,289)	—	81
Total	¥31,420	¥(2,273)	¥29,147	¥(24,604)	¥(642)	¥3,901
Financial liabilities:
Derivative liabilities	¥11,714	¥—	¥11,714	¥(8,545)	¥(1,624)	¥1,545
Payables under repurchase agreements	26,800	(2,232)	24,568	(23,835)	(60)	673
Payables under securities lending transactions	843	—	843	(814)	(2)	27
Obligations to return securities received as collateral	6,582	—	6,582	(1,931)	—	4,651
Total	¥45,939	¥(2,232)	¥43,707	¥(35,125)	¥(1,686)	¥6,896

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet(1)	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
At September 30, 2021:				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥9,932	¥—	¥9,932	¥(7,041)	¥(564)	¥2,327
Receivables under resale agreements	14,333	(2,262)	12,071	(11,418)	(24)	629
Receivables under securities borrowing transactions	3,542	(76)	3,466	(3,392)	—	74
Total	¥27,807	¥(2,338)	¥25,469	¥(21,851)	¥(588)	¥3,030
Financial liabilities:
Derivative liabilities	¥9,426	¥—	¥9,426	¥(6,999)	¥(1,207)	¥1,220
Payables under repurchase agreements	27,720	(2,231)	25,489	(24,685)	(101)	703
Payables under securities lending transactions	910	(76)	834	(813)	—	21
Obligations to return securities received as collateral	5,975	—	5,975	(1,494)	—	4,481
Total	¥44,031	¥(2,307)	¥41,724	¥(33,991)	¥(1,308)	¥6,425

Note:
(1)Net amounts presented in the condensed consolidated balance sheet in the above table include Derivative assets of ¥87 billion and Derivative liabilities of ¥17 billion in transferred business of MUFG Union Bank, which is included in Other assets and Other liabilities, respectively, in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
10. REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS
The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2021 and September 30, 2021. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2021
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥6,006	¥16,888	¥1,973	¥1,933	¥26,800
Payables under securities lending transactions	789	26	28	—	843
Obligations to return securities received as collateral	5,607	278	528	169	6,582
Total	¥12,402	¥17,192	¥2,529	¥2,102	¥34,225

	September 30, 2021
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥11,260	¥12,161	¥2,444	¥1,855	¥27,720
Payables under securities lending transactions	779	—	64	67	910
Obligations to return securities received as collateral	5,485	195	143	152	5,975
Total	¥17,524	¥12,356	¥2,651	¥2,074	¥34,605

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Secured borrowing by the class of collateral pledged at March 31, 2021 and September 30, 2021 was as follows:

	March 31, 2021
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥7,754	¥104	¥4,022	¥11,880
Foreign government and official institution bonds	13,914	17	738	14,669
Corporate bonds	702	1	214	917
Residential mortgage-backed securities	3,729	—	—	3,729
Other debt securities	218	—	5	223
Marketable equity securities	462	721	1,603	2,786
Other	21	—	—	21
Total	¥26,800	¥843	¥6,582	¥34,225

	September 30, 2021
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥7,362	¥44	¥3,384	¥10,790
Foreign government and official institution bonds	14,171	17	794	14,982
Corporate bonds	712	67	260	1,039
Residential mortgage-backed securities	4,747	—	—	4,747
Other debt securities	245	—	1	246
Marketable equity securities	444	776	1,527	2,747
Other	39	6	9	54
Total	¥27,720	¥910	¥5,975	¥34,605

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the six months ended September 30, 2020 and 2021:

	Six months ended September 30,
	2020	2021
	(in millions)
Accumulated other comprehensive income(loss), net of taxes:
Net unrealized gains (losses) on investment securities:
Balance at beginning of period	¥(344,785)	¥(383,004)
Net change during the period	54,116	(28,028)
Effect of adopting new guidance on measurement of credit losses on financial instruments	34	—
Balance at end of period	¥(290,635)	¥(411,032)
Net debt valuation adjustments:
Balance at beginning of period	¥45,502	¥(37,862)
Net change during the period	(59,324)	5,965
Balance at end of period	¥(13,822)	¥(31,897)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of period	¥(13,343)	¥19,029
Net change during the period	38,130	(5,750)
Balance at end of period	¥24,787	¥13,279
Defined benefit plans:
Balance at beginning of period	¥(337,918)	¥(20,382)
Net change during the period	27,625	(9,681)
Balance at end of period	¥(310,293)	¥(30,063)
Foreign currency translation adjustments:
Balance at beginning of period	¥230,127	¥132,738
Net change during the period	(184,264)	245,484
Balance at end of period	¥45,863	¥378,222
Balance at end of period	¥(544,100)	¥(81,491)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the six months ended September 30, 2020 and 2021:

	Six months ended September 30,
	2020			2021
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains on investment securities	¥83,444	¥(21,968)	¥61,476	¥19,768	¥(3,871)	¥15,897
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(1,055)	(238)	(1,293)	(43,792)	13,390	(30,402)
Net change	82,389	(22,206)	60,183	(24,024)	9,519	(14,505)
Net unrealized gains on investment securities attributable to noncontrolling interests			6,067			13,523
Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			54,116			(28,028)
Net debt valuation adjustments:
Net debt valuation adjustments	(85,613)	26,214	(59,399)	8,270	(2,533)	5,737
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	108	(33)	75	329	(101)	228
Net change	(85,505)	26,181	(59,324)	8,599	(2,634)	5,965
Net debt valuation adjustments attributable to noncontrolling interests			—			—
Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			(59,324)			5,965
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	51,002	(14,013)	36,989	(1,034)	515	(519)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	1,388	(371)	1,017	(6,748)	1,691	(5,057)
Net change	52,390	(14,384)	38,006	(7,782)	2,206	(5,576)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			(124)			174
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			38,130			(5,750)
Defined benefit plans:
Defined benefit plans	26,092	(8,070)	18,022	(12,034)	3,385	(8,649)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	13,617	(3,871)	9,746	(1,442)	798	(644)
Net change	39,709	(11,941)	27,768	(13,476)	4,183	(9,293)
Defined benefit plans attributable to noncontrolling interests			143			388
Defined benefit plans attributable to Mitsubishi UFJ Financial Group			27,625			(9,681)
Foreign currency translation adjustments:
Foreign currency translation adjustments	(214,725)	19,531	(195,194)	262,860	(13,271)	249,589
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	797	(245)	552	1,462	(448)	1,014
Net change	(213,928)	19,286	(194,642)	264,322	(13,719)	250,603
Foreign currency translation adjustments attributable to noncontrolling interests			(10,378)			5,119
Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			(184,264)			245,484
Other comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group			¥(123,717)			¥207,990

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying condensed consolidated statements of income for the six months ended September 30, 2020 and 2021:

	Six months ended September 30,
	2020	2021
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale debt securities	¥(1,005)	¥(43,692)	Investment securities gains—net
Other	(50)	(100)
	(1,055)	(43,792)	Total before tax
	(238)	13,390	Income tax expense
	¥(1,293)	¥(30,402)	Net of tax
Net debt valuation adjustments	¥108	¥329	Equity in earnings of equity method investees—net
	108	329	Total before tax
	(33)	(101)	Income tax expense
	¥75	¥228	Net of tax
Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥1,236	¥(5,589)	Interest income on Loans, including fees
Foreign exchange contracts	152	(1,159)	Interest expense on Long-term debt or Foreign exchange losses (gains)—net
	1,388	(6,748)	Total before tax
	(371)	1,691	Income tax expense
	¥1,017	¥(5,057)	Net of tax
Defined benefit plans
Net actuarial loss(1)	¥16,830	¥3,425	Other non-interest expenses
Prior service cost(1)	(2,137)	(2,161)	Other non-interest expenses
Gain on settlements and curtailment, and other(1)	(1,076)	(2,706)	Other non-interest expenses
	13,617	(1,442)	Total before tax
	(3,871)	798	Income tax expense
	¥9,746	¥(644)	Net of tax
Foreign currency translation adjustments	¥715	¥1,462	Other non-interest income
	82	—	Other non-interest expenses
	797	1,462	Total before tax
	(245)	(448)	Income tax expense
	¥552	¥1,014	Net of tax
Total reclassifications for the period	¥14,855	¥(50,191)	Total before tax
	(4,758)	15,330	Income tax expense
	¥10,097	¥(34,861)	Net of tax

Note:	(1)	These Accumulated OCI components are components of net periodic benefit cost. See Note 8 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

12. DERIVATIVE FINANCIAL INSTRUMENTS
The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2021 for a further discussion of the MUFG Group’s use of derivative instruments. During the six months ended September 30, 2021, there was no change in the MUFG Group’s use of derivative instruments that had a material impact on the MUFG Group’s financial position and results of operations.
Derivatives Designated as Hedges
The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered mainly by MUFG Americas Holdings whose fiscal period ends on December 31.
Cash Flow Hedges
From time to time, MUFG Americas Holdings uses interest rate derivatives to hedge the risk of changes in cash flows attributable to changes in the designated interest rate on the London Interbank Offered Rate (“LIBOR”) indexed loans, and to a lesser extent, to hedge interest rate risk on rollover debt.
MUFG Americas Holdings used interest rate derivatives with an aggregate notional amount of ¥1,105.8 billion at June 30, 2021, which included those relating to transferred business of MUFG Union Bank, to hedge the risk of changes in cash flows attributable to changes in the designated interest rates from variable rate loans. At June 30, 2021, the weighted average remaining life of the active cash flow hedges was 2.4 years.
For cash flow hedges, changes in the fair value of the hedging instruments are reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. At June 30, 2021, MUFG Americas Holdings expects to reclassify approximately ¥11.4 billion of income from Accumulated OCI as an increase to net interest income during the twelve months ending June 30, 2022. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations and the addition of other hedges subsequent to June 30, 2021.
Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2021 and September 30, 2021:

	Notional amounts(1)
	March 31, 2021	September 30, 2021(2)
	(in trillions)
Interest rate contracts	¥1,308.4	¥1,254.2
Foreign exchange contracts	222.0	219.8
Equity contracts	8.0	7.7
Commodity contracts	0.1	0.1
Credit derivatives	9.8	9.1
Other	3.5	3.4
Total	¥1,551.8	¥1,494.3

Notes:	(1)Includes both written and purchased positions.
(2)Notional amounts in this table include those relating to transferred business of MUFG Union Bank. See Note 2 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Impact of Derivatives on the Condensed Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2021 and September 30, 2021:

	Fair value of derivative instruments
	March 31, 2021(1)(5)			September 30, 2021(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4) (7)
	(in billions)
Derivative assets:
Interest rate contracts	¥7,718	¥—	¥7,718	¥6,430	¥—	¥6,430
Foreign exchange contracts	3,910	—	3,910	3,153	1	3,154
Equity contracts	231	—	231	216	—	216
Commodity contracts	27	—	27	24	—	24
Credit derivatives	94	—	94	95	—	95
Other(6)	17	—	17	13	—	13
Total derivative assets	¥11,997	¥—	¥11,997	¥9,931	¥1	¥9,932
Derivative liabilities:
Interest rate contracts	¥7,361	¥—	¥7,361	¥6,138	¥—	¥6,138
Foreign exchange contracts	4,022	5	4,027	2,948	2	2,950
Equity contracts	237	—	237	238	—	238
Commodity contracts	27	—	27	24	—	24
Credit derivatives	109	—	109	116	—	116
Other(6)	(47)	—	(47)	(40)	—	(40)
Total derivative liabilities	¥11,709	¥5	¥11,714	¥9,424	¥2	¥9,426

Notes:
(1)The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.

(2)The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets and liabilities except for (6).

(3)The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by certain subsidiaries. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying condensed consolidated balance sheets.

(4)This table does not include contracts with embedded derivatives for which the fair value option has been elected.

(5)For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2021.

(6) Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.

(7)This table includes Derivative assets of ¥87 billion and Derivative liabilities of ¥17 billion in transferred business of MUFG Union Bank, which is included in Other assets and Other liabilities, respectively, in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Impact of Derivatives on the Condensed Consolidated Statements of Income
The following table provides more detailed information regarding the derivative-related impact on the accompanying condensed consolidated statements of income for the six months ended September 30, 2020 and 2021:

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2020:
Interest rate contracts	¥—	¥136	¥136
Foreign exchange contracts	74	—	74
Equity contracts	—	(37)	(37)
Credit derivatives	—	2	2
Other(1)	9	(94)	(85)
Total	¥83	¥7	¥90
Six months ended September 30, 2021:
Interest rate contracts	¥—	¥25	¥25
Foreign exchange contracts	—	—	—
Equity contracts	—	(115)	(115)
Credit derivatives	—	(35)	(35)
Other(1)	(7)	(22)	(29)
Total	¥(7)	¥(147)	¥(154)

Note:	(1)Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.
Credit Derivatives
The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2021 for a more detailed explanation and discussion of credit derivatives.
The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2021 and September 30, 2021:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2021:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥294,312	¥2,235,390	¥715,896	¥3,245,598	¥(67,707)
Non-investment grade	84,780	311,702	59,145	455,627	5,284
Not rated	—	1,683	—	1,683	(83)
Total	379,092	2,548,775	775,041	3,702,908	(62,506)
Index and basket credit default swaps :
Investment grade(2)	43,000	470,063	29,133	542,196	(4,753)
Non-investment grade	35,427	65,319	—	100,746	(1,165)
Not rated	59,534	29,971	852	90,357	(919)
Total	137,961	565,353	29,985	733,299	(6,837)
Total credit default swaps sold	517,053	3,114,128	805,026	4,436,207	(69,343)
Other credit derivatives sold(3):
Investment grade(2)	—	16,606	—	16,606	57
Total credit derivatives	¥517,053	¥3,130,734	¥805,026	¥4,452,813	¥(69,286)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At September 30, 2021:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥337,188	¥1,914,711	¥824,940	¥3,076,839	¥(70,434)
Non-investment grade	70,181	367,213	68,119	505,513	3,242
Not rated	—	—	—	—	—
Total	407,369	2,281,924	893,059	3,582,352	(67,192)
Index and basket credit default swaps :
Investment grade(2)	33,000	266,662	20,727	320,389	(5,843)
Non-investment grade	50,364	39,172	—	89,536	(712)
Not rated	57,470	46,579	894	104,943	(1,171)
Total	140,834	352,413	21,621	514,868	(7,726)
Total credit default swaps sold	548,203	2,634,337	914,680	4,097,220	(74,917)
Other credit derivatives sold(3):
Investment grade(2)	—	16,788	—	16,788	87
Total credit derivatives	¥548,203	¥2,651,125	¥914,680	¥4,114,008	¥(74,830)

Notes:	(1)Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3) Other credit derivatives primarily consist of guarantees for exposures held by the counterparty under interest rate swaps and other types of derivative contracts.
The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥66 billion and ¥4,097 billion, respectively, at March 31, 2021, and approximately ¥70 billion and ¥3,751 billion, respectively, at September 30, 2021.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2021 and September 30, 2021 was approximately ¥0.7 trillion and ¥0.6 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥227 billion and ¥145 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥63 billion and ¥92 billion, respectively, as of March 31, 2021 and ¥56 billion and ¥76 billion, respectively, as of September 30, 2021.
13. OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS
Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2021. The table below presents the contractual or notional amounts of such guarantees at March 31, 2021 and September 30, 2021:

	March 31, 2021	September 30, 2021(3)
	(in billions)
Standby letters of credit and financial guarantees	¥4,055	¥4,245
Performance guarantees	3,193	3,350
Derivative instruments(1)(2)	38,499	40,425
Liabilities of trust accounts	10,656	10,411
Other	40	34
Total	¥56,443	¥58,465

Notes:	(1)Credit derivatives sold by the MUFG Group are excluded from this presentation.
(2)Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.
(3) The above table includes the credit instruments in transferred business of MUFG Union Bank at September 30.2021. See Note 2 for more informatioion.
Performance Risk
The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.
Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2021 and September 30, 2021. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At March 31, 2021:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,055	¥3,929	¥108	¥15	¥3
Performance guarantees	3,193	3,092	70	3	28
Total	¥7,248	¥7,021	¥178	¥18	¥31

At September 30, 2021:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,245	¥4,104	¥112	¥25	¥4
Performance guarantees	3,350	3,258	60	3	29
Total(2)	¥7,595	¥7,362	¥172	¥28	¥33

Notes:
(1)See Notes of the tables regarding “the maximum potential amount of future payments classified based upon internal credit ratings “in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2021.

(2) The above table includes the credit instruments in transferred business of MUFG Union Bank of September 30.2021. See Note 2 for more information.
The guarantees the MUFG Group does not classify based upon internal credit ratings are described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2021.
Other Off-balance Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for other purposes as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2021. The table below presents the contractual amounts with regard to such instruments at March 31, 2021 and September 30, 2021:

	March 31, 2021	September 30, 2021(1)
	(in billions)
Commitments to extend credit	¥84,614	¥82,850
Commercial letters of credit	835	925
Commitments to make investments	281	290
Other	—	1

Note:	(1)The above table includes the credit instruments in transferred business of MUFG Union Bank at September 30.2021. See Note 2 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
14. CONTINGENT LIABILITIES
Repayment of Excess Interest
The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥24,943 million and ¥22,616 million as of March 31, 2021 and September 30, 2021, respectively. Provision (reversal) related to the allowance for the six months ended September 30, 2020 and 2021 were not material.
Litigation
In the ordinary course of business, the MUFG Group is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, the MUFG Group establishes an accrued liability for loss contingencies arising from litigation and regulatory matters when they are determined to be probable in their occurrence and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. Additionally, management believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to the MUFG Group’s financial position, results of operations or cash flows.
15. VARIABLE INTEREST ENTITIES
In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.
See Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2021 for further information about the MUFG Group’s involvements with VIEs.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying condensed consolidated balance sheets at March 31, 2021 and September 30, 2021:

Consolidated VIEs	Consolidated assets
At March 31, 2021:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,986,887	¥109,439	¥40,061	¥5,433	¥1,015,434	¥4,800,221	¥16,299
Investment funds	374,324	—	15,171	240,327	41,512	—	77,314
Special purpose entities created for structured financing	175,630	—	2,058	4,645	—	113,943	54,984
Repackaged instruments	281,331	3,179	—	73,914	118,199	85,782	257
Securitization of the MUFG Group’s assets	10,358,628	—	996	—	—	10,339,273	18,359
Trust arrangements	9,029,390	—	—	623,466	1,071,708	7,334,215	1
Other	43,320	323	3,826	17,108	—	4,660	17,403
Total consolidated assets before elimination	26,249,510	112,941	62,112	964,893	2,246,853	22,678,094	184,617
The amounts eliminated in consolidation	(8,121,094)	(110,243)	(31,690)	(5,892)	(519,561)	(7,430,166)	(23,542)
Total consolidated assets	¥18,128,416	¥2,698	¥30,422	¥959,001	¥1,727,292	¥15,247,928	¥161,075

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,989,188	¥—	¥4,058,248	¥1,461,043	¥469,897
Investment funds	15,039	—	—	5,831	9,208
Special purpose entities created for structured financing	97,226	—	—	84,973	12,253
Repackaged instruments	284,795	—	21,343	195,987	67,465
Securitization of the MUFG Group’s assets	10,367,099	—	31,000	9,839,204	496,895
Trust arrangements	9,029,272	7,826,959	—	—	1,202,313
Other	39,141	—	3,433	18,315	17,393
Total consolidated liabilities before elimination	25,821,760	7,826,959	4,114,024	11,605,353	2,275,424
The amounts eliminated in consolidation	(14,679,458)	—	(2,422,978)	(11,144,547)	(1,111,933)
The amount of liabilities with recourse to the general credit of the MUFG Group	(10,547,483)	(7,826,959)	(1,657,447)	(3,043)	(1,060,034)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥594,819	¥—	¥33,599	¥457,763	¥103,457

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Consolidated VIEs	Consolidated assets
At September 30, 2021:	Total (1)	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,536,898	¥51,918	¥32,902	¥12,503	¥838,831	¥4,545,764	¥54,980
Investment funds	450,215	—	17,325	290,036	46,045	—	96,809
Special purpose entities created for structured financing	174,914	—	1,298	5,211	—	119,756	48,649
Repackaged instruments	312,906	2,911	—	102,267	120,120	86,996	612
Securitization of the MUFG Group’s assets	11,019,456	—	996	—	—	10,999,949	18,511
Trust arrangements	8,416,454	—	—	653,599	1,213,296	6,549,558	1
Other	62,501	440	3,672	17,108	15,249	3,971	22,061
Total consolidated assets before elimination	25,973,344	55,269	56,193	1,080,724	2,233,541	22,305,994	241,623
The amounts eliminated in consolidation	(7,287,803)	(52,362)	(25,130)	(14,651)	(512,502)	(6,653,078)	(30,080)
Total consolidated assets	¥18,685,541	¥2,907	¥31,063	¥1,066,073	¥1,721,039	¥15,652,916	¥211,543

	Consolidated liabilities
	Total (1)	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,534,013	¥—	¥3,785,267	¥1,310,723	¥438,023
Investment funds	8,038	—	—	5,868	2,170
Special purpose entities created for structured financing	93,042	—	—	92,015	1,027
Repackaged instruments	313,556	—	21,107	221,026	71,423
Securitization of the MUFG Group’s assets	11,027,556	—	30,208	10,535,581	461,767
Trust arrangements	8,416,792	7,044,493	29,001	—	1,343,298
Other	58,591	—	2,796	34,560	21,235
Total consolidated liabilities before elimination	25,451,588	7,044,493	3,868,379	12,199,773	2,338,943
The amounts eliminated in consolidation	(14,764,238)	(2,050)	(1,907,983)	(11,781,009)	(1,073,196)
The amount of liabilities with recourse to the general credit of the MUFG Group	(10,156,879)	(7,042,443)	(1,913,177)	(3,247)	(1,198,012)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥530,471	¥—	¥47,219	¥415,517	¥67,735

Note:
(1)Consolidated VIEs in the above table include Consolidated assets of ¥8,183 million and Consolidated liabilities of ¥1,548 million in transferred business of MUFG Union Bank, which is included in Other assets and Other liabilities, respectively, in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse not only to the assets of those VIEs of which they are creditors or beneficial interest holders, but also to other assets of the MUFG Group, since the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity to these VIEs.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2021 and September 30, 2021:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2021:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥25,491,847	¥5,606,965	¥4,211,342	¥277	¥1,598,992	¥2,612,073	¥—	¥—	¥—
Investment funds	102,840,486	2,646,071	2,288,210	538,190	501,434	1,213,179	35,407	114,911	114,911
Special purpose entities created for structured financing	38,771,947	4,409,839	3,254,145	476,784	25,234	2,745,441	6,686	10,447	10,447
Repackaged instruments	8,604,182	3,088,564	3,008,695	611,245	2,142,482	204,332	50,636	29,478	29,478
Other	65,455,861	3,039,135	2,176,775	198,144	—	1,915,912	62,719	24,732	24,732
Total	¥241,164,323	¥18,790,574	¥14,939,167	¥1,824,640	¥4,268,142	¥8,690,937	¥155,448	¥179,568	¥179,568

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2021:	Total assets	Maximum exposure	Total(1)	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥23,029,409	¥5,402,493	¥4,177,144	¥171	¥1,588,926	¥2,588,047	¥—	¥33	¥33
Investment funds	102,739,859	2,860,451	2,370,234	332,708	504,543	1,486,401	46,582	—	—
Special purpose entities created for structured financing	37,739,921	4,344,864	3,034,948	299,681	20,897	2,705,792	8,578	2,155	2,155
Repackaged instruments	8,857,947	3,120,016	3,053,769	468,240	2,259,704	273,258	52,567	—	—
Other	78,150,320	3,319,299	2,318,853	195,052	7,552	2,032,667	83,582	28,317	28,317
Total	¥250,517,456	¥19,047,123	¥14,954,948	¥1,295,852	¥4,381,622	¥9,086,165	¥191,309	¥30,505	¥30,505

Note:
(1)Non-consolidated VIEs in the above table include On-balance sheet assets of ¥15,957 million in transferred business of MUFG Union Bank, which is included in Other assets in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.
16. FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the six months ended September 30, 2020 and 2021 are as follows:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	2020	2021
	(in millions)
Fees and commissions on deposits	¥26,221	¥25,847
Fees and commissions on remittances and transfers	82,125	83,029
Fees and commissions on foreign trading business	29,195	33,903
Fees and commissions on credit card business	96,131	99,738
Fees and commissions on security-related services	121,629	132,161
Fees and commissions on administration and management services for investment funds	106,186	145,660
Trust fees	61,003	66,120
Guarantee fees(1)	22,802	22,431
Insurance commissions	19,444	20,763
Fees and commissions on real estate business	13,917	20,392
Other fees and commissions(2)	121,119	148,021
Total	¥699,772	¥798,065

Notes:	(1)Guarantee fees are not within the scope of the guidance on revenue from contracts with customers
(2)Other fees and commissions include non-refundable financing related fees that are not within the scope of the guidance on revenue from contracts with customers.
The following is an explanation of the relationship with revenue information disclosed for each reportable segment.
These revenues from contracts with customers are related to various reportable segments disclosed in Note 17. The business segment information is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Further, the format and information as disclosed in Note 17 are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. For example, management does not use information on segments’ gross revenue to allocate resources and assess performance.
The majority of fees and commissions on deposits are attributable to Digital Service Business Group (“DS”) and Global Commercial Banking Business Group (“GCB”) with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on remittances and transfers are attributable to DS, Retail & Commercial Banking Business Group (“R&C”), Japanese Corporate Investment Banking Business Group (“JCIB”), Global Corporate Investment Banking Business Group (“GCIB”), and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on foreign trading business are attributable to DS, R&C, JCIB, GCIB, and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on credit card business are substantially attributable to DS.
The majority of fees and commissions on security-related services are from the business activities relevant to R&C, with JCIB and GCIB providing a smaller impact.
The business activities relevant to fees and commissions on administration and management services for investment funds are substantially attributable to Asset Management & Investor Service Business Group (“AM/IS”).
The business activities relevant to trust fees are attributable to R&C, JCIB, and AM/IS with no significant concentration in any particular segments.
The majority of insurance commissions are from the business activities relevant to DS, R&C, JCIB, and GCB with no significant concentration in any particular segments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The business activities relevant to fees and commissions on real estate business are attributable to R&C and JCIB with no significant concentration in any particular segments.
17. BUSINESS SEGMENTS
The reportable segments of the MUFG Group are subject to the periodical review by the Executive Committee, which represents the MUFG Group’s chief operating decision maker, to determine the allocation of management resources and assess performance. The MUFG Group has established its business units according to the characteristics of customers and the nature of the underlying business. Each business unit engages in business activities based on comprehensive strategies developed for and aimed at respective targeted customers and businesses. The business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP.
The MUFG Group integrated the operations of its consolidated subsidiaries into seven business segments.—Digital Service, Retail & Commercial Banking, Japanese Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, Global Corporate & Investment Banking, and Global Markets.
The following is a brief explanation of the MUFG Group’s business segments:
Digital Service Business Group—Covers digital-based non-face-to-face businesses servicing "mass-segment" customers, or retail customers and small and medium-sized enterprise customers, of Mitsubishi UFJ NICOS, other consumer financing company and MUFG Bank in Japan.
Retail & Commercial Banking Business Group—Covers the domestic retail and commercial banking businesses. This business group mainly offers retail customers (with a strategic focus on high net-worth individual) and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.
Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of the MUFG group companies.
Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of MUFG Union Bank, Krungsri and Bank Danamon. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region.
Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offer investment trusts for retail customers.
Global Corporate & Investment Banking Business Group—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides non-Japanese large corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.
Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.
Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.
The MUFG Group has reorganized its business groups (previously consisting of Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other) under its three-year medium-term business plan commencing on April 1, 2021, in light of changes in the business environment, including the digital shift in society. A new Digital Service Business Group was established on April 1, 2021 under the medium-term business plan mainly by separating the digital-based businesses that previsously belonged to the Retail & Commercial Banking Business Group in an effort to better integrate the expertise and capabilities of its subsidiaries to respond to the need of its customers more effectively and efficiently, and the MUFG Group changed its reporting segments to the current segmentation based on the reorganized business groups. The MUFG Group has changed the method of allocation of net revenue and operating expenses among reporting segments mainly in connection with the establishment of the Digital Service Business Group.
In addition, the MUFG Group made modifications to its internal management accounting rules and practices, effective April 1, 2021, including adjustments relating to the interest rate on core deposits in the Retail & Commercial Banking Business Group under the medium-term business plan. The adjustments resulted in a decrease in net revenue in the Retail & Commercial Banking Business Group and a corresponding, offsetting increase of the same amount in net revenue in Other.
These changes had the following impact on its previously reported business segment information for the six months ended September 30, 2020:
•increasing the operating profits of Other, the Global Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Global Markets Business Group by ¥6.5 billion, ¥2.4 billion, ¥0.9 billion and ¥0.9 billion, respectively, and
•reducing the operating profits of the Retail & Commercial Banking Business Group, the Asset Management & Investor Services Business Group and the Japanese Corporate & Investment Banking Business Group by ¥104.6 billion, ¥1.3 billion and ¥0.6 billion, respectively.
Prior period business segment information has been restated to enable comparison between the relevant amounts for six months ended September 30, 2020 and 2021.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Customer Business
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Six months ended September 30, 2020:
Net revenue:	¥365.4	¥251.9	¥252.2	¥415.4	¥138.2	¥199.6	¥1,622.7	¥464.8	¥8.6	¥2,096.1
BK and TB(1):	128.7	168.8	199.3	0.5	46.8	120.4	664.5	344.8	37.7	1,047.0
Net interest income	113.3	81.9	81.0	0.6	2.2	60.7	339.7	104.7	44.3	488.7
Net fees	14.1	78.7	95.7	—	44.7	67.5	300.7	1.4	(29.4)	272.7
Other	1.3	8.2	22.6	(0.1)	(0.1)	(7.8)	24.1	238.7	22.8	285.6
Other than BK and TB	236.7	83.1	52.9	414.9	91.4	79.2	958.2	120.0	(29.1)	1,049.1
Operating expenses	271.9	247.4	155.5	263.5	102.9	131.5	1,172.7	114.7	75.6	1,363.0
Operating profit (loss)	¥93.5	¥4.5	¥96.7	¥151.9	¥35.3	¥68.1	¥450.0	¥350.1	¥(67.0)	¥733.1
Six months ended September 30, 2021:
Net revenue:	¥364.5	¥287.5	¥264.7	¥376.8	¥176.1	¥231.5	¥1,701.1	¥280.8	¥31.6	¥2,013.5
BK and TB(1):	133.2	181.5	205.8	0.9	52.7	155.8	729.9	192.1	72.6	994.6
Net interest income	110.0	82.1	96.0	0.9	4.1	73.1	366.2	127.7	88.4	582.3
Net fees	20.2	90.0	87.3	—	48.6	82.3	328.4	(4.5)	(31.3)	292.6
Other	3.0	9.4	22.5	—	—	0.4	35.3	68.9	15.5	119.7
Other than BK and TB	231.3	106.0	58.9	375.9	123.4	75.7	971.2	88.7	(41.0)	1,018.9
Operating expenses	276.2	247.8	156.3	267.2	118.4	139.2	1,205.1	118.2	56.1	1,379.4
Operating profit (loss)	¥88.3	¥39.7	¥108.4	¥109.6	¥57.7	¥92.3	¥496.0	¥162.6	¥(24.5)	¥634.1

Note:	(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.
Reconciliation
As set forth above, the measurement basis and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.
A reconciliation of operating profit under the internal management reporting system for the six months ended September 30, 2020 and 2021 above to income before income tax expense shown in the accompanying condensed consolidated statements of income is as follows:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Six months ended September 30,
	2020	2021
	(in billions)
Operating profit	¥733	¥634
Reversal of (Provision for) credit losses	(210)	11
Foreign exchange gains (losses)—net	87	(46)
Trading account profits —net	83	4
Equity investment securities gains—net	694	289
Debt investment securities losses—net	(204)	(24)
Equity in earnings of equity method investees—net	140	216
Impairment of goodwill	(106)	—
Reversal of off-balance sheet credit instruments	37	6
Other—net	(108)	(39)
Income before income tax expense	¥1,146	¥1,051

18. FAIR VALUE
For a discussion and explanation of the MUFG Group’s valuation methodologies for assets and liabilities measured at fair value and the fair value hierarchy, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2021. During the six months ended September 30, 2021, there were no changes to the MUFG Group’s valuation methodologies that had a material impact on the MUFG Group’s financial position and results of operations.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2021 and September 30, 2021:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At March 31, 2021
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥18,439,146	¥13,165,127	¥756,413	¥32,360,686
Debt securities
Japanese national government and Japanese government agency bonds	6,800,379	401,454	—	7,201,833
Japanese prefectural and municipal bonds	—	193,936	—	193,936
Foreign government and official institution bonds	9,508,030	450,443	1,280	9,959,753
Corporate bonds	5,123	2,706,611	77	2,711,811
Residential mortgage-backed securities	27	6,166,313	1,000	6,167,340
Asset-backed securities	—	1,045,706	336,811	1,382,517
Other debt securities	—	—	277,635	277,635
Commercial paper	—	1,001,233	—	1,001,233
Equity securities(2)	2,125,587	1,199,431	139,610	3,464,628
Trading derivative assets	136,515	11,774,865	70,058	11,981,438
Interest rate contracts	23,906	7,673,031	21,018	7,717,955
Foreign exchange contracts	929	3,896,713	12,520	3,910,162
Equity contracts	111,680	113,586	6,309	231,575
Commodity contracts	—	1	26,896	26,897
Credit derivatives	—	91,534	2,354	93,888
Other(7)	—	—	961	961
Investment securities:
Available-for-sale debt securities	34,010,613	12,817,584	289,616	47,117,813
Japanese national government and Japanese government agency bonds	32,073,409	3,199,802	—	35,273,211
Japanese prefectural and municipal bonds	—	3,731,513	—	3,731,513
Foreign government and official institution bonds	1,937,204	973,041	16,718	2,926,963
Corporate bonds	—	1,134,108	162	1,134,270
Residential mortgage-backed securities	—	1,467,115	15	1,467,130
Commercial mortgage-backed securities	—	462,966	1,599	464,565
Asset-backed securities	—	1,247,565	136,920	1,384,485
Other debt securities	—	37,376	134,202	171,578
Commercial paper	—	564,098	—	564,098
Equity securities	5,530,077	229,415	45,569	5,805,061
Marketable equity securities	5,530,077	229,415	—	5,759,492
Nonmarketable equity securities(3)	—	—	45,569	45,569
Other(4)	1,202,230	42,687	18,784	1,263,701
Total	¥59,318,581	¥38,029,678	¥1,180,440	¥98,528,699

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥260,149	¥989	¥—	¥261,138
Trading derivative liabilities	150,750	11,560,634	45,031	11,756,415
Interest rate contracts	10,696	7,343,594	6,839	7,361,129
Foreign exchange contracts	977	4,015,927	5,237	4,022,141
Equity contracts	139,077	92,655	5,686	237,418
Commodity contracts	—	1	26,959	26,960
Credit derivatives	—	108,457	83	108,540
Other(7)	—	—	227	227
Obligation to return securities received as collateral(5)	6,484,452	97,307	—	6,581,759
Other(6)	—	558,553	(2,212)	556,341
Total	¥6,895,351	¥12,217,483	¥42,819	¥19,155,653

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2021
	Level 1	Level 2	Level 3	Fair Value(8)
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥19,693,104	¥14,976,853	¥699,598	¥35,369,555
Debt securities
Japanese national government and Japanese government agency bonds	7,271,079	342,429	—	7,613,508
Japanese prefectural and municipal bonds	—	136,983	—	136,983
Foreign government and official institution bonds	10,285,602	424,816	1,433	10,711,851
Corporate bonds	4,222	2,830,826	683	2,835,731
Residential mortgage-backed securities	—	7,788,583	—	7,788,583
Asset-backed securities	—	1,118,202	256,014	1,374,216
Other debt securities	—	—	279,952	279,952
Commercial paper	—	1,237,124	—	1,237,124
Equity securities(2)	2,132,201	1,097,890	161,516	3,391,607
Trading derivative assets	143,235	9,707,756	67,846	9,918,837
Interest rate contracts	26,988	6,375,295	27,717	6,430,000
Foreign exchange contracts	2,136	3,145,866	5,341	3,153,343
Equity contracts	114,111	93,698	8,138	215,947
Commodity contracts	—	—	23,642	23,642
Credit derivatives	—	92,897	2,323	95,220
Other(7)	—	—	685	685
Investment securities:
Available-for-sale debt securities	34,410,091	14,679,359	275,505	49,364,955
Japanese national government and Japanese government agency bonds	32,188,385	4,026,614	—	36,214,999
Japanese prefectural and municipal bonds	—	4,016,073	—	4,016,073
Foreign government and official institution bonds	2,221,706	1,153,086	17,468	3,392,260
Corporate bonds	—	1,086,177	3,148	1,089,325
Residential mortgage-backed securities	—	1,704,987	15	1,705,002
Commercial mortgage-backed securities	—	494,189	1,179	495,368
Asset-backed securities	—	1,285,923	116,806	1,402,729
Other debt securities	—	40,190	136,889	177,079
Commercial Paper	—	872,120	—	872,120
Equity securities	5,640,412	196,343	50,150	5,886,905
Marketable equity securities	5,640,412	196,343	—	5,836,755
Nonmarketable equity securities(3)	—	—	50,150	50,150
Other(4)	830,251	21,922	15,544	867,717
Total	¥60,717,093	¥39,582,233	¥1,108,643	¥101,407,969
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥73,815	¥5,453	¥—	¥79,268
Trading derivative liabilities	142,480	9,283,194	39,370	9,465,044
Interest rate contracts	10,020	6,122,010	6,129	6,138,159
Foreign exchange contracts	981	2,944,304	3,143	2,948,428
Equity contracts	131,479	100,806	5,995	238,280
Commodity contracts	—	—	23,695	23,695
Credit derivatives	—	116,074	88	116,162
Other(7)	—	—	320	320
Obligation to return securities received as collateral(5)	5,869,080	105,722	—	5,974,802
Other(6)	—	491,802	3,576	495,378
Total	¥6,085,375	¥9,886,171	¥42,946	¥16,014,492

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:	(1)Includes securities measured under the fair value option.

(2)Excludes certain investments valued at net asset value of private equity funds whose fair values at March 31, 2021 were ¥102,255 million and those at September 30, 2021 were ¥135,905 million, respectively. The amounts of unfunded commitments related to these private equity funds at March 31, 2021 were ¥97,413 million, and those at September 30, 2021 were ¥84,769 million, respectively. For the nature and details of these investments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2021.

(3)Excludes certain investments valued at net asset value of real estate funds and private equity and other funds whose fair values at March 31, 2021 were ¥27,395 million and ¥34,390 million respectively, and those at September 30, 2021 were ¥27,726 million and ¥38,207 million respectively. The amounts of unfunded commitments related to these real estate funds and private equity and other funds at March 31, 2021 were ¥1,006 million and ¥4,758 millions, respectively, and those at September 30, 2021 were ¥1,023 million and ¥8,927 million, respectively. For the nature and details of these investments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2021.

(4)Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions and money in trust for segregating cash deposited by customers on security transactions.

(5)Included in Other liabilities.
(6)Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.
(7)Includes certain derivatives such as earthquake derivatives.

(8)Fair value amounts in this table include those relating to transferred business of MUFG Union Bank, such as Trading derivative assets of ¥86,916 million, Available-for-sale debt securities of ¥2,265,674 million, Equity securities of ¥2,733 million and Other of ¥12,053 million, which are included in Other assets, and Trading derivative liabilities of ¥17,250 million, which are included in Other liabilities, respectively, in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

Changes in Level 3 Recurring Fair Value Measurements
The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2020 and 2021. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

		Total gains (losses) for the period												Change in unrealized gains (losses) for assets and liabilities still held at September 30, 2020
	March 31, 2020	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		September 30, 2020
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥525,946	¥(627)	(2)	¥—	¥158,481	¥—	¥(65,231)	¥(2,091)	¥190,391		¥(27,160)		¥779,709	¥(1,434)	(2)
Debt securities
Foreign government and official institution bonds	1,052	188		—	12,625	—	(12,713)	(14)	—		(16)		1,122	78
Corporate bonds	144	35		—	—	—	(179)	—	—		—		—	—
Asset-backed securities	416,259	(1,685)		—	46,455	—	(46,700)	(1,024)	—		—		413,305	(1,728)
Other debt securities	6,651	3,446		—	69,498	—	—	—	190,389	(8)	—		269,984	3,446
Equity securities	101,840	(2,611)		—	29,903	—	(5,639)	(1,053)	2		(27,144)	(8)	95,298	(3,230)
Trading derivatives—net	3,477	33,219	(2)	(757)	595	(334)	—	(15,112)	(392)		(460)		20,236	7,640	(2)
Interest rate contracts—net	(750)	13,271		(341)	—	—	—	(3,364)	(15)		(396)		8,405	5,130
Foreign exchange contracts—net	5,005	1,909		(276)	—	—	—	159	(377)		22		6,442	1,226
Equity contracts—net	(4,222)	18,054		(145)	—	—	—	(11,748)	—		(14)		1,925	1,288
Commodity contracts—net	(65)	(11)		5	—	—	—	—	—		—		(71)	—
Credit derivatives—net	2,727	(103)		—	—	—	—	(159)	—		—		2,465	(103)
Other—net(9)	782	99		—	595	(334)	—	—	—		(72)		1,070	99
Investment securities:
Available-for-sale debt securities	274,930	(1,478)	(3)	(4,400)	130,042	—	(11)	(141,214)	20		(9,962)		247,927	(206)	(3)
Foreign government and official institution bonds	15,767	—		(682)	3,230	—	—	(1,556)	—		—		16,759	—
Corporate bonds	10,108	(3)		—	—	—	—	(18)	20		(9,962)	(5)	145	(4)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	1,977	—		(149)	—	—	(11)	(21)	—		—		1,796	—
Asset-backed securities	140,875	(1,475)		(2,416)	126,800	—	—	(137,187)	—		—		126,597	(202)
Other debt securities	106,188	—		(1,153)	12	—	—	(2,432)	—		—		102,615	—
Equity securities	39,963	(423)	(3)	—	6,413	—	(464)	—	285		(10)		45,764	(665)	(3)
Nonmarketable equity securities	39,963	(423)		—	6,413	—	(464)	—	285		(10)		45,764	(665)
Other	36,701	(14,583)	(7)	(500)	1,121	—	—	(90)	—		—		22,649	(14,577)	(7)
Total	¥881,017	¥16,108		¥(5,657)	¥296,652	¥(334)	¥(65,706)	¥(158,507)	¥190,304		¥(37,592)		¥1,116,285	¥(9,242)
Liabilities
Other	¥6,606	¥(18,465)	(4)	¥3,711	¥—	¥30,192	¥—	¥(9,309)	¥11,330	(6)	¥(4,322)	(6)	¥49,251	¥(14,090)	(4)
Total	¥6,606	¥(18,465)		¥3,711	¥—	¥30,192	¥—	¥(9,309)	¥11,330		¥(4,322)		¥49,251	¥(14,090)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

		Total gains (losses) for the period												Change in unrealized gains(losses) for assets and liabilities still held at September 30, 2021
	March 31, 2021	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		September 30, 2021(10)
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥756,413	¥4,592	(2)	¥—	¥268,583	¥—	¥(71,430)	¥(259,220)	¥660		¥—		¥699,598	¥4,423	(2)
Debt securities
Foreign government and official institution bonds	1,280	210		—	28,427	—	(28,469)	(15)	—		—		1,433	(16)
Corporate bonds	77	(69)		—	125	—	(100)	—	650		—		683	(69)
Residential mortgage-backed securities	1,000	(2)		—	41,844	—	(42,823)	(19)	—		—		—	—
Asset-backed securities	336,811	4,193		—	166,760	—	—	(251,750)	—		—		256,014	5,297
Other debt securities	277,635	2,317		—	—	—	—	—	—		—		279,952	2,317
Equity securities	139,610	(2,057)		—	31,427	—	(38)	(7,436)	10		—		161,516	(3,106)
Trading derivatives—net	25,027	17,711	(2)	1,113	36	(355)	—	(9,069)	(463)		(5,524)		28,476	15,161	(2)
Interest rate contracts—net	14,179	3,916		653	—	—	—	2,634	8		198		21,588	3,764
Foreign exchange contracts—net	7,283	302		147	21	—	—	773	(471)		(5,857)		2,198	369
Equity contracts—net	623	13,378		319	15	—	—	(12,327)	—		135		2,143	10,907
Commodity contracts—net	(63)	16		(6)	—	—	—	—	—		—		(53)	16
Credit derivatives—net	2,271	113		—	—	—	—	(149)	—		—		2,235	113
Other—net(9)	734	(14)		—	—	(355)	—	—	—		—		365	(8)
Investment securities:
Available-for-sale debt securities	289,616	(618)	(3)	22,746	118,700	—	—	(170,482)	15,653		(110)		275,505	7,452	(3)
Foreign government and official institution bonds	16,718	—		1,104	4,805	—	—	(5,159)	—		—		17,468	(30)
Corporate bonds	162	(326)		68	557	—	—	(57)	2,854		(110)		3,148	(261)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	1,599	—		104	—	—	—	(524)	—		—		1,179	9
Asset-backed securities	136,920	(292)		8,690	113,311	—	—	(141,823)	—		—		116,806	3,495
Other debt securities	134,202	—		12,780	27	—	—	(22,919)	12,799	(8)	—		136,889	4,239
Equity securities	45,569	2,588	(3)	—	3,602	—	(1,317)	—	130		(422)		50,150	1,614	(3)
Nonmarketable equity securities	45,569	2,588		—	3,602	—	(1,317)	—	130		(422)		50,150	1,614
Other	18,784	(1,383)	(7)	986	1,758	—	(4,523)	(57)	—		(21)		15,544	(1,382)	(7)

Total	¥1,135,409	¥22,890		¥24,845	¥392,679	¥(355)	¥(77,270)	¥(438,828)	¥15,980		¥(6,077)		¥1,069,273	¥27,268

Liabilities
Other	¥(2,212)	¥(8,176)	(4)	¥(2,341)	¥—	¥8,145	¥—	¥(12,450)	¥6,809	(6)	¥(7,233)	(6)	¥3,576	¥(2,656)	(4)
Total	¥(2,212)	¥(8,176)		¥(2,341)	¥—	¥8,145	¥—	¥(12,450)	¥6,809		¥(7,233)		¥3,576	¥(2,656)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:	(1)Includes Trading securities measured under the fair value option.
(2)Included in Trading account profits—net and Foreign exchange gains—net.
(3)Included in Investment securities gains—net and Other comprehensive income—net.
(4)Included in Trading account profits—net.

(5)For the six months ended September 30, 2020, transfers out of Level 3 for Corporate bonds were due to changes in the impact of unobservable credit worthiness inputs to the entire fair value measurement of the private placement bonds issued by Japanese non-public companies. Unobservable credit worthiness inputs include probability of default based on credit ratings of the bond issuers and loss given default.

(6)Transfers into (out of) Level 3 for long-term debt in Other were mainly caused by the decrease (increase) in the observability of the key inputs to the valuation models and a corresponding increase (decrease) in the significance of the unobservable inputs.

(7)Included in Fees and commissions income and Other non-interest income.
(8)Transfers relate to the reclassification of certain securities.
(9)Includes certain derivatives such as earthquake derivatives.

(10)Fair value amounts in this table include those relating to transferred business of MUFG Union Bank, such as Available-for-sale debt securities of ¥67,266 million and Other of ¥12,053 million, which are included in Other assets, in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2021	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign government and official institution bonds	¥16,718	Return on Equity Method	Probability of default	0.2%	~	1.8%	0.5%
			Recovery rate	35.0%	~	90.0%	66.9%
			Market-required return on capital	8.0%	~	10.0%	10.0%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	89,607	Discounted cash flow	Probability of default	4.3%	~	4.9%	4.7%
			Recovery rate	78.0%	~	96.6%	90.6%
	279,547	Internal model(4)	Asset Correlations	3.0%			3.0%
			Discount factor	1.3%	~	1.6%	1.3%
			Prepayment rate	18.3%			18.3%
			Probability of default	0.0%	~	83.7%	—	(3)
			Recovery rate	57.4%			57.4%
Other debt securities	313,895	Discounted cash flow	Liquidity premium	1.0%	~	3.2%	2.9%
	79,541	Return on Equity Method	Probability of default	0.0%	~	8.0%	0.4%
			Recovery rate	60.0%	~	90.0%	78.8%
			Market-required return on capital	8.0%	~	10.0%	10.0%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At March 31, 2021	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	12,841	Option model	Correlation between interest rates	30.0%	~	61.9%	44.8%
			Correlation between interest rate and foreign exchange rate	15.1%	~	60.0%	41.6%
			Volatility	0.0%	~	100.0%	65.0%
Foreign exchange contracts—net	7,283	Option model	Correlation between interest rates	10.0%	~	70.0%	51.0%
			Correlation between interest rate and foreign exchange rate	0.0%	~	60.0%	38.9%
			Correlation between foreign exchange rates	50.0%	~	70.6%	66.4%
			Volatility	9.5%	~	22.1%	13.7%
Equity contracts—net	(4,597)	Option model	Correlation between foreign exchange rate and equity	(58.4)%	~	55.0%	26.2%
			Correlation between equities	15.0%	~	95.0%	54.0%
			Volatility	27.5%	~	40.0%	31.8%
	5,557	Discounted Cash Flow	Term of litigation	0.0 year	~	1.2 years	0.6 year

At September 30, 2021	Fair value(1)(5)	Valuation technique	Significant unobservable inputs	Range			Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign government and official institution bonds	¥17,468	Return on equity method	Probability of default	0.2%	~	1.8%	0.5%
			Recovery rate	55.0%	~	90.0%	67.0%
			Market-required return on capital	10.0%			10.0%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	79,934	Discounted cash flow	Recovery rate	100.0%			100.0%
	190,785	Internal model(4)	Asset correlations	3.0%			3.0%
			Discount factor	0.7%	~	0.9%	0.9%
			Prepayment rate	24.2%			24.2%
			Probability of default	0.0%	~	85.9%	—	(3)
			Recovery rate	60.0%			60.0%
Other debt securities	318,343	Discounted cash flow	Liquidity premium	1.2%	~	3.2%	3.0%
	60,867	Return on equity method	Probability of default	0.1%	~	4.1%	0.3%
			Recovery rate	70.0%	~	90.0%	83.3%
			Market-required return on capital	8.0%	~	10.0%	10.0%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2021	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	20,791	Option model	Correlation between interest rates	30.0%	~	65.4%	45.8%
			Correlation between interest rate and foreign exchange rate	16.6%	~	60.0%	41.5%
			Volatility	13.0%	~	100.0%	58.1%
Foreign exchange contracts—net	2,198	Option model	Correlation between interest rates	30.0%	~	70.0%	57.0%
			Correlation between interest rate and foreign exchange rate	0.0%	~	60.0%	39.1%
			Correlation between foreign exchange rates	50.0%		70.6%	66.4%
			Volatility	9.3%	~	22.5%	14.0%
Equity contracts—net	(3,540)	Option model	Correlation between foreign exchange rate and equity	(58.4)%	~	55.0%	20.0%
			Correlation between equities	14.9%	~	95.0%	56.5%
			Volatility	26.0%	~	35.5%	28.8%
	6,441	Discounted cash flow	Term of litigation	0.1 year	~	1.3 years	0.7 year

Notes:	(1)The fair value as of March 31, 2021 and September 30, 2021 excludes the fair value of investments valued using vendor prices.
(2)Weighted average is calculated by weighing each input by the relative fair value of the respective financial instruments for investment securities. Median is used for derivative instruments.
(3)See “Probability of default” in “Change in and range of unobservable inputs” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2021.

(4)For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2021.

(5)Fair value amounts in this table include those relating to transferred business of MUFG Union Bank, such as Trading securities and Investment securities of ¥66,087 million, which are included in Other assets, in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

Changes in and range of unobservable inputs
For a discussion of the impact on fair value of changes in unobservable inputs and the relationships between unobservable inputs as well as a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the MUFG Group’s Level 3 financial instruments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2021.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. See Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2021 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2021 and September 30, 2021:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2021				September 30, 2021
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value(3)
	(in millions)
Assets
Investment securities(1)(2)	¥—	¥32,421	¥8,357	¥40,778	¥—	¥8,189	¥5,034	¥13,223
Loans	2,667	5,125	255,676	263,468	2,378	4,359	245,697	252,434
Loans held for sale	—	—	52,159	52,159	—	—	42,254	42,254
Collateral dependent loans	2,667	5,125	203,517	211,309	2,378	4,359	203,443	210,180
Premises and equipment	—	—	15,243	15,243	—	—	11,800	11,800
Intangible assets	—	—	2,421	2,421	—	—	10,377	10,377
Goodwill	—	—	132,976	132,976	—	—	—	—
Other assets	111,626	33,840	24,512	169,978	11,880	—	15,168	27,048
Investments in equity method investees(1)	111,626	33,840	8,384	153,850	11,880	—	—	11,880
Other	—	—	16,128	16,128	—	—	15,168	15,168
Total	¥114,293	¥71,386	¥439,185	¥624,864	¥14,258	¥12,548	¥288,076	¥314,882

Notes:
(1)Excludes certain investments valued at net asset value of ¥24,319 million and ¥19,475 million at March 31, 2021 and September 30, 2021, respectively. The unfunded commitments related to these investments are ¥19,101 million and ¥18,494 million at March 31, 2021 and September 30, 2021, respectively. These investments are in private equity funds. For the nature and details of private equity funds, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2021.

(2)Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.

(3)Carrying value amounts in this table include those relating to transferred business of MUFG Union Bank, such as Intangible assets of ¥10,273 million, which are included in Other assets in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

The following table presents losses (gains) recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the six months ended September 30, 2020 and 2021:

	Losses(gains) for the six months ended September 30,
	2020	2021
	(in millions)
Investment securities	¥(701)	¥1,759
Loans	89,082	15,777
Loans held for sale	5,620	759
Collateral dependent loans	83,462	15,018
Premises and equipment	8,569	1,660
Intangible assets	4,286	17,459
Goodwill	106,479	—
Other assets	87,584	17,500
Investments in equity method investees	53,138	7,020
Other	34,446	10,480
Total	¥295,299	¥54,155

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Fair Value Option
For a discussion of the primary financial instruments for which the fair value option was previously elected, including the basis for those, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2021.
The following table presents the gains or losses recorded for the six months ended September 30, 2020 and 2021 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2020			2021
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥148,265	¥(237,425)	¥(89,160)	¥41,324	¥121,942	¥163,266
Total	¥148,265	¥(237,425)	¥(89,160)	¥41,324	¥121,942	¥163,266
Financial liabilities:
Other short-term borrowings(1)	¥(15,805)	¥—	¥(15,805)	¥4,383	¥—	¥4,383
Long-term debt(1)	(16,945)	—	(16,945)	32,402	—	32,402
Total	¥(32,750)	¥—	¥(32,750)	¥36,785	¥—	¥36,785

Note:	(1)Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.
The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2021 and September 30, 2021 for long-term debt instruments for which the fair value option has been elected:

	March 31, 2021			September 30, 2021
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥420,227	¥402,823	¥(17,404)	¥513,292	¥499,929	¥(13,363)
Total	¥420,227	¥402,823	¥(17,404)	¥513,292	¥499,929	¥(13,363)
Interest income and expense related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and dividend income related to these assets are recognized when the shareholder right to receive the dividend is established. These interest income and expense and dividend income are reported in the accompanying condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying condensed consolidated balance sheets as of March 31, 2021 and September 30, 2021:

	At March 31, 2021
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥49,977	¥49,977	¥49,977	¥—	¥—
Interest-earning deposits in other banks	53,347	53,347	—	53,347	—
Call loans and funds sold	1,256	1,256	—	1,256	—
Receivables under resale agreements	13,780	13,780	—	13,780	—
Receivables under securities borrowing transactions	3,370	3,370	—	3,370	—
Investment securities	3,904	3,939	1,123	780	2,036
Loans, net of allowance for credit losses(1)	114,350	115,709	3	298	115,408
Other financial assets(2)	8,108	8,108	—	8,108	—
Financial liabilities:
Deposits
Non-interest-bearing	¥38,521	¥38,521	¥—	¥38,521	¥—
Interest-bearing	190,695	190,712	—	190,712	—
Total deposits	229,216	229,233	—	229,233	—
Call money and funds purchased	2,354	2,354	—	2,354	—
Payables under repurchase agreements	24,568	24,568	—	24,568	—
Payables under securities lending transactions	843	843	—	843	—
Due to trust account and other short-term borrowings	17,883	17,883	—	17,883	—
Long-term debt	34,773	35,042	—	35,042	—
Other financial liabilities	7,027	7,027	—	7,027	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2021
	Carrying amount(3)	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥50,694	¥50,694	¥50,694	¥—	¥—
Interest-earning deposits in other banks	54,429	54,429	—	54,429	—
Call loans and funds sold	1,456	1,456	—	1,456	—
Receivables under resale agreements	12,071	12,071	—	12,071	—
Receivables under securities borrowing transactions	3,466	3,466	—	3,466	—
Investment securities	4,130	4,172	1,120	867	2,185
Loans, net of allowance for credit losses(1)	111,527	112,821	2	305	112,514
Other financial assets(2)	7,064	7,064	—	7,064	—
Financial liabilities:
Deposits
Non-interest-bearing	¥39,174	¥39,174	¥—	¥39,174	¥—
Interest-bearing	190,708	190,718	—	190,718	—
Total deposits	229,882	229,892	—	229,892	—
Call money and funds purchased	2,580	2,580	—	2,580	—
Payables under repurchase agreements	25,489	25,489	—	25,489	—
Payables under securities lending transactions	834	834	—	834	—
Due to trust account and other short-term borrowings	18,069	18,069	—	18,069	—
Long-term debt	33,705	34,011	—	34,011	—
Other financial liabilities	8,196	8,196	—	8,196	—

Notes:
(1)Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.

(2)Excludes investments in equity method investees of ¥2,560 billion and ¥2,774 billion at March 31, 2021 and September 30, 2021, respectively.

(3)Carrying amounts in this table include those relating to transferred business of MUFG Union Bank, such as Cash and due from banks of ¥224 billion, Interest-earning deposits in other banks of ¥1,288 billion, Investment securities of ¥858 billion, Loans, net of allowance for credit losses of ¥6,360 billion and Other financial assets of ¥310 billion, which are included in Other assets, and Total deposits of ¥9,933 billion, Long-term debt of ¥705 billion and Other financial liabilities of ¥160 billion, which are included in Other liabilities, respectively, in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2021 and September 30, 2021 was not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
19. INVESTMENTS IN EQUITY METHOD INVESTEES
Summarized Financial Information of the MUFG Group’s Equity Method Investee
Summarized operating results of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, for the six months ended September 30, 2020 and 2021 are as follows:

	2020	2021
	(in billions)
Net revenues	¥2,714	¥3,240
Total non-interest expenses	1,838	2,193
Income from continuing operations before income taxes	838	1,037
Net income applicable to Morgan Stanley	632	793
20. SUBSEQUENT EVENTS
Approval of Dividends
On November 15, 2021 the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥13.5 per share of Common stock, totaling ¥173,791 million, that were payable on December 6, 2021 to the shareholders of record on September 30, 2021.
Repurchase and Cancellation of own shares
At the meeting of the Board of Directors of MUFG held on November 15, 2021, it was resolved to repurchase up to 300,000,000 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥150 billion, in aggregate, from November 16, 2021 to March 31, 2022. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 300,000,000 shares, which represents the equivalent of 2.33% of the total number of common shares outstanding excluding own shares, or of an aggregate repurchase amount of up to ¥150 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. Under this share repurchase program, MUFG repurchased 35,600,900 shares of its common stock for ¥22,605 million in November 2021. Also, on November 30, 2021, MUFG canceled 300,000,000 shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 15, 2021.

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